FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 11, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Financial Statements

Interim Financial Information

March 31, 2020

(A free translation of the original in Portuguese)

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

(in thousands of Brazilian Reais)

STATEMENT OF FINANCIAL POSITION

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	03.31.20	12.31.19	03.31.20	12.31.19	LIABILITIES	Note	03.31.20	12.31.19	03.31.20	12.31.19
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	3,944,305	1,368,980	7,960,987	4,237,785	Loans and borrowings	15	3,771,137	3,033,034	3,880,548	3,132,029
Marketable securities	5	307,184	396,994	331,313	418,182	Trade accounts payable	16	5,800,464	5,270,762	6,455,268	5,784,419
Trade and other receivables	6	8,337,294	6,153,937	3,022,747	3,090,691	Supply chain finance	17	927,409	842,037	927,409	842,037
Inventories	7	3,302,873	2,786,147	4,765,144	3,887,916	Lease liability	18	285,032	313,058	364,208	376,628
Biological assets	8	1,624,830	1,545,127	1,702,523	1,603,039	Payroll, related charges and employee profit sharing		634,071	754,032	676,697	825,254
Recoverable taxes	9	275,517	274,480	486,067	473,732	Tax payable		228,332	268,193	563,826	517,208
Recoverable income tax and social contribution	9	47,976	40,291	192,467	152,486	Derivative financial instruments	24	1,523,671	151,722	1,533,176	153,612
Derivative financial instruments	24	281,299	193,740	282,115	195,324	Provision for tax, civil and labor risks	21	1,106,358	1,081,103	1,110,288	1,084,308
Restricted cash		24,361	296,294	24,361	296,294	Employee benefits	20	87,996	87,996	97,569	95,919
Assets held for sale		11,561	16,671	102,092	99,245	Advances from related parties	30	9,921,495	5,364,164	-	-
Other current assets		482,228	495,743	589,852	590,733	Other current liabilities		456,401	329,166	702,880	512,591
Total current assets		18,639,428	13,568,404	19,459,668	15,045,427	Total current liabilities		24,742,366	17,495,267	16,311,869	13,324,005

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	16,318,102	13,395,970	19,124,159	15,488,250
Marketable securities	5	15,490	14,891	381,942	307,352	Trade accounts payable	16	8,505	12,347	8,505	12,347
Trade and other receivables	6	68,202	71,029	68,201	71,029	Lease liability	18	2,023,682	1,939,494	2,194,078	2,054,552
Recoverable taxes	9	5,222,133	5,167,016	5,222,107	5,169,547	Tax payable		185,693	190,257	185,693	190,257
Recoverable income tax and social contribution	9	196,403	264,428	202,557	269,263	Provision for tax, civil and labor risks	21	731,732	709,760	732,093	710,061
Deferred income taxes	10	2,375,746	1,808,494	2,395,469	1,845,862	Deferred income tax	10	-	-	107,967	85,310
Judicial deposits	11	575,795	575,681	575,879	575,750	Liabilities with related parties	30	1,218,304	960,056	-	-
Biological assets	8	1,033,290	1,016,642	1,112,864	1,081,025	Employee benefits	20	521,262	506,791	630,205	593,555
Receivables from related parties	30	305	234	-	-	Derivative financial instruments	24	38,629	3	38,629	3
Derivative financial instruments	24	7,164	49,991	7,164	49,991	Other non-current liabilities		435,963	482,109	1,174,685	1,093,942
Other non-current assets		72,555	78,516	80,874	85,537
Total long-term receivables		9,567,083	9,046,922	10,047,057	9,455,356	Total non-current liabilities		21,481,872	18,196,787	24,196,014	20,228,277

						EQUITY	22
						Capital		12,460,471	12,460,471	12,460,471	12,460,471
						Capital reserves		199,434	192,845	199,434	192,845
Investments	12	10,059,770	6,499,517	16,909	14,880	Accumulated losses		(4,042,906)	(3,996,985)	(4,042,906)	(3,996,985)
Property, plant and equipment, net	13	11,194,839	11,333,302	12,375,656	12,276,889	Treasury shares		(38,239)	(38,239)	(38,239)	(38,239)
Intangible assets	14	3,239,355	3,139,532	5,405,045	4,908,079	Other comprehensive loss		(2,102,523)	(722,469)	(2,102,523)	(722,469)
						Attributable to controlling shareholders		6,476,237	7,895,623	6,476,237	7,895,623
						Non-controlling interests		-	-	320,215	252,726
Total non-current assets		34,061,047	30,019,273	27,844,667	26,655,204	Total equity		6,476,237	7,895,623	6,796,452	8,148,349

TOTAL ASSETS		52,700,475	43,587,677	47,304,335	41,700,631	TOTAL LIABILITIES AND EQUITY		52,700,475	43,587,677	47,304,335	41,700,631

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

(in thousands of Brazilian Reais)

STATEMENT OF INCOME (LOSS)

		Parent company		Consolidated
	Note	January to March 2020	January to March 2019	January to March 2020	January to March 2019
CONTINUING OPERATIONS
NET SALES	26	7,449,045	6,417,946	8,949,065	7,359,250
Cost of sales	29	(5,828,909)	(5,269,824)	(6,696,088)	(5,842,180)
GROSS PROFIT		1,620,136	1,148,122	2,252,977	1,517,070
OPERATING INCOME (EXPENSES)
Selling expenses	29	(1,032,567)	(900,491)	(1,284,334)	(1,135,295)
General and administrative expenses	29	(87,281)	(91,680)	(142,560)	(141,229)
Impairment loss on trade and other receivables	29	(31,102)	(6,538)	(32,851)	(5,507)
Other operating income (expenses), net	27	(231,331)	(87,492)	(238,553)	(76,676)
Income (loss) from associates and joint ventures	12	3,987,252	212,368	-	(165)
INCOME BEFORE FINANCIAL RESULTS AND INCOME TAXES		4,225,107	274,289	554,679	158,198
Financial expenses	28	(614,740)	(512,101)	(569,350)	(503,260)
Financial income	28	106,777	79,893	112,878	86,061
Foreign exchange and monetary variations	28	(3,813,529)	(144,281)	(149,997)	(31,066)
LOSS BEFORE TAXES FROM CONTINUING OPERATIONS		(96,385)	(302,200)	(51,790)	(290,067)
Income taxes	10	50,464	190,137	13,558	176,789
LOSS FROM CONTINUING OPERATIONS		(45,921)	(112,063)	(38,232)	(113,278)
DISCONTINUED OPERATIONS

LOSS FROM DISCONTINUED OPERATIONS		-	(888,872)	-	(899,053)
LOSS FOR THE PERIOD		(45,921)	(1,000,935)	(38,232)	(1,012,331)

Net Income (Loss) from Continuing Operation Attributable to
Controlling shareholders		(45,921)	(112,063)	(45,921)	(112,063)
Non-controlling interest		-	-	7,689	(1,215)
		(45,921)	(112,063)	(38,232)	(113,278)

Net Loss From Discontinued Operation Attributable to
Controlling shareholders		-	(888,872)	-	(888,872)
Non-controlling interest		-	-	-	(10,181)
		-	(888,872)	-	(899,053)

LOSSES PER SHARE FROM CONTINUING OPERATIONS
Weighted average shares outstanding - basic				811,759,800	811,416,158
Losses per share - basic	23			(0.06)	(0.14)
Weighted average shares outstanding - diluted				811,759,800	811,416,158
Losses per share - diluted	23			(0.06)	(0.14)

LOSSES PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic				811,759,800	811,416,158
Losses per share - basic	23			-	(1.10)
Weighted average shares outstanding - diluted				811,759,800	811,416,158
Losses per share - diluted	23			-	(1.10)

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

(in thousands of Brazilian Reais)

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

		Parent company		Consolidated
	Note	January to March 2020	January to March 2019	January to March 2020	January to March 2019
Loss for the period		(45,921)	(1,000,935)	(38,232)	(1,012,331)
Other comprehensive income (loss)
Gains (losses) on foreign currency translation adjustments		(101,550)	708,460	(41,703)	698,465
Losses on hedge investments, net		(272,875)	-	(272,875)	-
Unrealized gains (losses) on cash flow hedge	24	(1,009,511)	14,239	(1,009,511)	14,239
Gains (losses) on marketable securities from debt securities at FVTOCI (1)	5	(2,873)	393	(2,873)	393
Net other comprehensive income (loss), to be reclassified to the statement of income in subsequent periods		(1,386,809)	723,092	(1,326,962)	713,097
Gains on marketable equity securities at FVTOCI (1)	5	367	61,016	367	61,016
Actuarial gains on pension and post-employment plans	20	6,388	918	6,341	583
Net other comprehensive income, with no impact into subsequent statement of income		6,755	61,934	6,708	61,599
Total comprehensive loss, net of taxes		(1,425,975)	(215,909)	(1,358,486)	(237,635)
Attributable to
Controlling shareholders		(1,425,975)	(215,909)	(1,425,975)	(215,909)
Non-controlling interest		-	-	67,489	(21,726)
		(1,425,975)	(215,909)	(1,358,486)	(237,635)

(1)       FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of tax and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

(in thousands of Brazilian Reais)

STATEMENT OF CHANGES IN EQUITY

	Attributed to of controlling shareholders
				Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Accumulated foreign currency translation adjustments	Marketable securities at FVTOCI	Gain (losses) on cash flow hedge	Actuarial losses	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2018	12,460,471	115,354	(56,676)	(752,815)	(98,451)	(396,165)	(28,088)	(4,279,003)	6,964,627	567,150	7,531,777
Adoption of IFRS 16	-	-	-	-	-	-	-	6,287	6,287	-	6,287
Comprehensive income (loss) (1)
Gains (losses) on foreign currency translation adjustments	-	-	-	559,436	-	-	-	-	559,436	(30,666)	528,770
Gains in marketable securities at FVTOCI (2)	-	-	-	-	102,905	-	-	-	102,905	-	102,905
Unrealized gains in cash flow hedge	-	-	-	-	-	39,444	-	-	39,444	-	39,444
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	(148,735)	-	(148,735)	(1,786)	(150,521)
Income (loss) for the year	-	-	-	-	-	-	-	297,612	297,612	(160)	297,452
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	559,436	102,905	39,444	(148,735)	297,612	850,662	(32,612)	818,050
Realized loss in marketable securities at FVTOCI (2)	-	-	-	-	-	-	-	(52,493)	(52,493)	-	(52,493)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	30,612	30,612	-	30,612
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(4,988)	(4,988)
Share-based payments	-	(6,861)	18,437	-	-	-	-	-	11,576	-	11,576
Acquisition (sale) of non-controlling interests	-	84,352	-	-	-	-	-	-	84,352	(276,824)	(192,472)
BALANCES AT DECEMBER 31, 2019	12,460,471	192,845	(38,239)	(193,379)	4,454	(356,721)	(176,823)	(3,996,985)	7,895,623	252,726	8,148,349
Comprehensive income (loss) (1)
Gains (losses) on foreign currency translation adjustments	-	-	-	(101,550)	-	-	-	-	(101,550)	59,847	(41,703)
Losses on hedge investments, net	-	-	-	(272,875)	-	-	-	-	(272,875)	-	(272,875)
Unrealized losses on marketable securities at FVTOCI (2)	-	-	-	-	(2,506)	-	-	-	(2,506)	-	(2,506)
Unrealized losses in cash flow hedge	-	-	-	-	-	(1,009,511)	-	-	(1,009,511)	-	(1,009,511)
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	6,388	-	6,388	(47)	6,341
Income (loss) for the period	-	-	-	-	-	-	-	(45,921)	(45,921)	7,689	(38,232)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	(374,425)	(2,506)	(1,009,511)	6,388	(45,921)	(1,425,975)	67,489	(1,358,486)
Share-based payments	-	6,589		-	-	-	-	-	6,589	-	6,589
BALANCES AT MARCH 31, 2020	12,460,471	199,434	(38,239)	(567,804)	1,948	(1,366,232)	(170,435)	(4,042,906)	6,476,237	320,215	6,796,452

(2)       All changes in other comprehensive income are presented net of taxes.

(3)       FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

(in thousands of Brazilian Reais)

STATEMENT OF CASH FLOWS

	Parent company		Consolidated
	January to March 2020	January to March 2019	January to March 2020	January to March 2019
OPERATING ACTIVITIES
Loss from continuing operations	(45,921)	(112,063)	(38,232)	(113,278)
Adjustments for:
Depreciation and amortization	301,538	317,659	364,768	371,628
Depreciation and depletion of biological assets	186,261	177,166	207,052	192,990
Result on disposals of property, plant and equipments	9,770	(10,245)	10,876	(9,120)
Provision for losses in inventories	18,313	38,640	26,654	36,183
Provision for tax, civil and labor risks	115,028	62,798	115,197	63,408
Impairment	-	-	17,449	-
Income from associates and joint ventures	(3,987,252)	(212,368)	-	165
Financial results, net	4,321,492	576,489	606,469	448,265
Gains in tax lawsuit	(74,185)	-	(74,185)	-
Deferred income tax	(50,464)	(190,137)	(29,907)	(200,889)
Employee profit sharing	49,525	49,811	46,644	61,837
Others (1)	293,907	39,143	298,540	44,113
	1,138,012	736,893	1,551,325	895,302
Trade accounts receivable	(2,190,361)	(1,786,735)	352,280	340,048
Inventories	(535,039)	(118,813)	(856,085)	(169,695)
Biological assets - current	(79,703)	(16,005)	(89,082)	(28,645)
Trade accounts payable	214,150	(70,695)	369,158	(121,231)
Supply chain finance	83,201	(197,691)	83,201	(197,663)
Cash (applied) generated by operating activities	(1,369,740)	(1,453,046)	1,410,797	718,116
Investments in securities at FVTPL (2)	-	(89,046)	-	(90,161)
Redemptions of securities at FVTPL (2)	98,864	10,766	98,972	11,144
Interest received	8,962	31,273	13,914	36,403
Dividends and interest on shareholders' equity received	-	8,247	-	12,399
Payment of tax, civil and labor provisions	(110,788)	(79,219)	(110,788)	(79,218)
Payment of interest	(116,762)	(105,364)	(184,809)	(168,351)
Payment of income tax and social contribution	-	-	(8)	(39)
Other operating assets and liabilities	3,558,647	(459,986)	1,600,948	(342,962)
Net cash (applied) provided by operating activities	2,069,183	(2,136,375)	2,829,026	97,331
Net cash (applied) provided by operating activities from discontinued operations	-	87,498	-	(85,029)
Net cash (applied) provided by operating activities	2,069,183	(2,048,877)	2,829,026	12,302

INVESTING ACTIVITIES
Investments in securities at amortized cost	-	-	-	(8,769)
Redemptions of securities at amortized cost	-	89,046	-	89,046
Redemptions of securities at FVTOCI (3)	-	11,034	-	11,034
Redemption (Investments) in restricted cash	287,621	110,846	287,621	111,291
Additions to property, plant and equipment	(110,702)	(71,240)	(115,030)	(75,371)
Additions to biological assets - non-current	(201,654)	(164,260)	(226,549)	(188,351)
Proceeds from disposals of property, plant, equipment and investments	10,219	372,145	10,219	390,267
Additions to intangible assets	(27,870)	(23,043)	(24,766)	(23,072)
Sale (acquisition) of participation in joint ventures and associated entities	(275)	(129)	(275)	(129)
Capital increase (decrease) in associates and joint ventures	5,000	-	-	-
Net cash provided (used in) investing activities	(37,661)	324,399	(68,780)	305,946
Net cash provided (used in) investing activities from discontinued operations	-	-	-	45,235
Net cash provided (used in) investing activities	(37,661)	324,399	(68,780)	351,181

FINANCING ACTIVITIES
Proceeds from debt issuance	1,057,526	904,600	1,374,940	1,020,014
Repayment of debt	(483,387)	(987,136)	(665,833)	(1,706,533)
Payment of lease liabilities	(111,198)	(119,426)	(134,792)	(135,276)
Net cash provided (used in) by financing activities	462,941	(201,962)	574,315	(821,795)
Net cash provided (used in) by financing activities from discontinued operations	-	-	-	1,567
Net cash provided (used in) by financing activities	462,941	(201,962)	574,315	(820,228)
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	80,862	7,221	388,641	43,869
Net increase (decrease) in cash and cash equivalents	2,575,325	(1,919,219)	3,723,202	(412,876)
At the beginning of the period	1,368,980	3,826,698	4,237,785	5,036,011
At the end of the period	3,944,305	1,907,479	7,960,987	4,623,135

(1)       Includes provision for class action agreement (note 1.3).

(2)       FVTPL: Fair Value Through Profit and Loss.

(3)       FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

(in thousands of Brazilian Reais)

STATEMENT OF VALUE ADDED

	Parent company		Consolidated
	January to March 2020	Restated (1) January to March 2019	January to March 2020	Restated (1) January to March 2019
1 - REVENUES	8,162,670	7,185,354	9,632,859	8,226,844
Sales of goods and products	8,360,295	7,155,673	9,861,663	8,177,232
Other income	(181,413)	(37,436)	(191,895)	(19,032)
Revenue related to construction of own assets	109,134	71,134	102,272	71,715
Expected credit losses	(125,346)	(4,017)	(139,181)	(3,071)
2 - RAW MATERIAL ACQUIRED FROM THIRD PARTIES	(5,198,443)	(4,632,990)	(6,141,065)	(5,295,432)
Costs of goods sold	(4,465,712)	(3,992,809)	(5,267,555)	(4,517,989)
Materials, energy, third parties services and other	(739,531)	(675,531)	(877,765)	(820,114)
Reversal for inventories losses	6,800	35,350	4,255	42,671
3 - GROSS ADDED VALUE (1-2)	2,964,227	2,552,364	3,491,794	2,931,412
4 - DEPRECIATION AND AMORTIZATION	(487,799)	(494,825)	(571,820)	(564,618)
5 - NET ADDED VALUE (3-4)	2,476,428	2,057,539	2,919,974	2,366,794

6 - RECEIVED FROM THIRD PARTIES	4,093,636	292,015	112,865	85,863
Income from associates and joint ventures	3,987,252	212,368	-	(165)
Financial income	106,777	79,893	112,878	86,061
Others	(393)	(246)	(13)	(33)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	6,570,064	2,349,554	3,032,839	2,452,657

8 - DISTRIBUTION OF ADDED VALUE	6,570,064	2,349,554	3,032,839	2,452,657
Payroll	1,195,257	1,124,339	1,300,340	1,230,384
Salaries	899,285	834,417	983,371	921,953
Benefits	236,346	233,443	253,485	248,635
Government severance indemnity fund for employees	59,626	56,479	63,484	59,796
Taxes, Fees and Contributions	958,187	645,227	1,002,619	744,752
Federal	360,103	173,364	403,299	271,798
State	587,515	461,379	587,498	461,444
Municipal	10,569	10,484	11,822	11,510
Capital Remuneration from Third Parties	4,462,541	692,051	768,112	590,799
Interests, including exchange variation	4,432,327	661,684	723,405	542,942
Rents	30,214	30,367	44,707	47,857
Interest on Own-Capital	(45,921)	(112,063)	(38,232)	(113,278)
Income (loss) of the period	(45,921)	(112,063)	(45,921)	(112,063)
Non-controlling interest	-	-	7,689	(1,215)

(1)       The comparative period was restated for better disclosure of exchange variations.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

MANAGEMENT REPORT
FIRST QUARTER 2020 RESULTS

São Paulo, May 11, 2020 – BRF S.A. (B3: BRFS3; NYSE: BRF) – "BRF" or "Company" today announced its first quarter (1Q20) results. This report includes results recorded in Brazilian reais, pursuant to the Brazilian corporation laws and the accounting practices adopted in Brazil, and in compliance with the International Financial Reporting Standards (IFRS), and are compared to the same period in 2019, where indicated.

Market Capitalization
R$15.23bi
US$2.70 bi

Stock Prices
BRFS3 R$18.74
BRFS US$3.32

Base: 05/08/2020

Shares outstanding:
812,473,246 common shares
713,446 treasury shares
Base: 04/30/2020

Conference Call
Monday
05/11/2020
10:00 a.m. BRT

9:00 a.m.EDT

Dial-in
Brazil:
+55 11 3127-4971 or
+55 11 3728-5971

United States:
+1 929 378-3440 or
+1 516 300-1066

IR Contacts:
Carlos Alberto Moura
CFO and IRO

Eduardo Takeiti
IRO

Pedro Bueno
IR Manager

+55 11 2322 5377
acoes@brf-br.com

OPERATING HIGHLIGHTS (Continuing Operations)

CONSOLIDATED

- Net revenue of R$8,949 million in 1Q20 (+21.6% y-o-y)
- Adjusted EBITDA of R$1,251 million in 1Q20 (+67.2% y-o-y)
- Adjusted EBITDA margin of 14.0% in 1Q20 (+3.8 p.p. y-o-y)
- Net loss of R$38 million in 1Q20

BRAZIL SEGMENT

- Net revenue of R$4,655 million in 1Q20 (+18.1% y-o-y)
- Adjusted EBITDA of R$611 million in 1Q20 (+63.1% y-o-y)
Adjusted EBITDA Margin of 13.1% in 1Q20 (+3.6 p.p. y-o-y)

INTERNATIONAL SEGMENT

- Net revenue of R$4,013 million in 1Q20 (+25.6% y-o-y)
- Adjusted EBITDA of R$682 million in 1Q20 (+82.7% y-o-y)
- Adjusted EBITDA Margin of 17.0% in 1Q20 (+5.3 p.p. y-o-y)

FINANCIAL HIGHLIGHTS

- Operating cash generation of R$1,520 million in 1Q20
- Net leverage (Net Debt/Adjusted EBITDA) of **2.68x in 1Q20**
- Cash position of R$9.0 billion at the end of 1Q20
- Extension of debt average term from 3.1 to 4.5 years

Disclaimer

The statements included in this report concerning the Company's prospective business, projections, and potential growth are merely forecasts based on management's expectations with regards to the future of the Company. These expectations are highly dependent on market changes and the general economic performance of the country, the industry, and the international markets, and are therefore subject to change.

MESSAGE FROM MANAGEMENT

Dear Shareholders,

Below, we present our results for the first quarter of 2020 (1Q20), but first, we would like to discuss an issue that has been affecting all of us, the COVID-19.

We are experiencing unprecedented times in our almost 86 years of history and we have positioned our Company to act in a determined, resilient, and careful way. All our actions and decisions are motivated by this administration's preoccupation with taking care of the public, our employees, customers, the communities in which we operate, and our stakeholders.

At the first signs of COVID-19, that could potentially affect our operations in Asia, we set up a Permanent Multidisciplinary Monitoring Committee, composed of the Company's key executives, advisors, and external experts, to identify adverse circumstances and define effective countermeasures.

We played a leading role to raise authorities' and society's awareness of the relevance of our production chain, and we assumed a public commitment to remain strong and diligent in the maintenance of our activities.

Since the outbreak began, our top priority has been to guarantee the health and safety of our employees. In this vein, we remain uncompromising in our commitment to uphold the highest standards of safety and adhere to the industry's best practices. Our Essence is to produce quality food for the population while ensuring the physical integrity of our employees. We total more than 90,000 employees globally, and we cannot surrender to the challenge to keep our teams healthy, engaged, and determined.

We stress that our social commitment to the communities in which we operate remains unwavering, especially in the face of this crisis, as we are among the key driving and development forces of the local economies in several communities. We were among the first companies in the country to pledge significant resources towards fighting the pandemic. We are donating R$50 million-worth of food, medical supplies, and social research and development funds, destined to over 50 cities to support more than 150 institutions in the regions in which we operate. Our roots, history, and mission compel us to search for solutions to this crisis and to take significant action to mitigate its impact. In addition, we assumed the commitment to keep our workforce in April and May and initiated a process to hire 5,000 employees to strengthen our operational capacity.

Our economic and financial performance this quarter recorded robust growth – for the fourth consecutive quarter – when compared to 1Q19, evidencing a consistent long-term oriented management in a Company with a supply chain as long as ours. Sales volume grew 8%, reaching approximately 1.1 million tons. Commercial execution drove our net revenue, which surpassed R$8.9 billion, 20% higher than in 1Q19. Gross profit rose by nearly 50% to R$2.3 billion in 1Q20. Thus, gross margin totaled 25.2% in 1Q20, an advance of 4.6 p.p., in line with the fourth quarter of 2019 (4Q19). The highlight was our Adjusted EBITDA, which came in at R$1.3 billion, 67% higher than in 1Q19. The Adjusted EBITDA margin hit the mark of 14%, 3.8 p.p. higher than in 1Q19, and in line with 4Q19. In 1Q20, we reported a R$38 million net loss from continuing operations, due to expenses relating to the settlement made to shelve a class action in the US (R$204 million), and net exchange rate variation on our indebtedness.

We highlight the performance of Other International Markets (Non-Halal), which recorded significant net revenue growth of R$1.7 billion, 46% higher than in 1Q19. Our Adjusted EBITDA totaled R$445 million, reaching its highest level since 2017, and the Adjusted EBITDA margin reached nearly 27% in the period. We also reported a superb performance in the domestic market, a result of focus on innovation, marketing, and commercial execution. Sales volume exceeded 560,000 tons, the highest first-quarter volume since 2015. We also call attention to the processed food category, which grew 14% year-on-year. Thus, the Brazil Segment's Adjusted EBITDA totaled R$611 million, 63% higher than in 1Q19, with an Adjusted EBITDA margin surpassing 13%.

With regard to our capital structure, we reached net leverage of 2.68x, 0.18x higher than in December 2019. This increase was due to the effect of exchange rate appreciation over our foreign currency-denominated debt, as the US dollar went up from R$4.03 at the end of 4Q19 to R$5.20 at the end of 1Q20, which impacted our leverage, exclusively attributable to this effect, at 0.36x. We also reinforced our liquidity position by hiring credit facilities in the

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 2

domestic market amounting to R$1.4 billion and with one-year term. Thus, we ended the quarter with cash totaling approximately R$9.0 billion, in addition to a revolving credit facility of R$1.5 billion, totaling R$10.5 billion of immediate liquidity. Our indebtedness profile has an average term of 4.5 years and the first relevant foreign currency-denominated facilities will come due only in June 2022. Our balance sheet is reinforced to weather such an adverse and volatile scenario.

We know now it is time to exercise caution and care in our decision-making, but it is also a time to be adaptable and demonstrate leadership. We do not have answers to all the challenges, but we rely on a team of extremely engaged and agile experts who are committed to the Company's long term. The 1Q20 results confirm the effectiveness of our long-term strategy, which is grounded on operational excellence, growth with profitability, in a high-performance organization, our complementary push & pull operations, and our financial discipline.

Recently, we announced the election of members of the Board of Directors for the 2020-2022 mandate, enhancing the gender diversity and competencies of this joint committee. We also maintained the stability of our management by keeping 70% of our members. The evolvement of our corporate governance has been central to materializing our performance.

On behalf of over 90,000 BRF employees, we express our condolences to families and friends of all the people who may have been affected by COVID-19 around the globe.

Lastly, we once again thank our employees, integrated partners, and suppliers for their commitment and the confidence of our shareholders, Board of Directors, customers, and consumers.

Lorival Nogueira Luz Jr.
Global CEO

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 3

HIGHLIGHTS

Key Financial Indicators

Highlights (Million R$)	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Volume (Thousand Tons)	1,087	1,006	8.1%	1,173	(7.3%)
Net Revenues	**8,949**	**7,359**	**21.6%**	**9,290**	**(3.7%)**
Average Price (R$/kg)	8.23	7.32	12.5%	7.92	3.9%
COGS	(6,696)	(5,842)	14.6%	(6,918)	(3.2%)
Gross Profit	**2,253**	**1,517**	**48.5%**	**2,373**	**(5.0%)**
Gross Margin	25.2%	20.6%	4.6 p.p.	25.5%	(0.4) p.p.
Net (Loss) Income Continued Operations	**(38)**	**(113)**	**(66.2%)**	**690**	**n.m.**
Net Margin - Continued Op. (%)	(0.4%)	(1.5%)	1.1 p.p.	7.4%	(7.9) p.p.
Net (Loss) Income Total Consolidated	**(38)**	**(1,012)**	**(96.2%)**	**680**	**(105.6%)**
Net Margin - Total Consolidated (%)	(0.4%)	(13.8%)	n.m.	7.3%	(7.8) p.p.
Adjusted EBITDA	**1,251**	**748**	**67.2%**	**1,413**	**(11.5%)**
EBITDA Adjusted Margin (%)	14.0%	10.2%	3.8 p.p.	15.2%	(1.2) p.p.
Tributary Impacts (ICMS and Staple Food Basket)	-	-	n.m.	89	n.m.
EBITDA Adjusted Ex-Tributary Effects	**1,251**	**748**	**67.2%**	**1,324**	**(5.5%)**
EBITDA Adjusted Margin Ex-Tributary Effects (%)	14.0%	10.2%	3.8 p.p.	14.3%	(0.3) p.p.
Cash Generation (Consumption)	**2,774**	**253**	**998.1%**	**(114)**	**n.m.**
Net Debt	(15,589)	(15,498)	0.6%	(13,269)	17.5%
Leverage (Net Debt/Adj.EBITDA LTM)	**2.68x**	**5.64x**	**(52.5%)**	**2.50x**	**7.1%**

* In 1Q19, adjusted by effects of asset divestments in Argentina, Europe, and Thailand.

Quarter Highlights and Subsequent Events

- Election of 10 sitting members to compose the Company's Board of Directors: Messrs. Augusto Marques da Cruz Filho (independent board member), Dan Ioschpe (independent board member), Mrs. Flávia Buarque de Almeida (independent board member), Mrs. Flavia Maria Bittencourt (independent board member), José Luiz Osório (independent board member), Luiz Fernando Furlan (independent board member), Pedro Pullen Parente (independent board member), Ivandré Motiel da Silva, Roberto Rodrigues (independent board member) and Marcelo F. Bacci (independent board member), all of them with a two-year term of office;
- Reelection of Mr. Pedro Pullen Parente as Chief Executive Officer and Mr. Augusto Marques da Cruz Filho as Vice Chairman of the Board of Directors;
- Resumption of Dourados-MS plant operations, whose capacity is approximately 130,000 poultries/day to be exported to the Chinese market; Plants in Lajeado (RS) and Jataí (GO) are licensed to export to Egypt;
- BRF settlement of US$40 million agreement to shelve the class action filed against the Company, conclude all pending claims and those to be filed by investors who acquired ADRs (American Depositary Receipts) issued by the Company, between April 4, 2013, and March 5, 2018. This effect is excluded from the Adjusted EBITDA;
- Announcement of food, medical supplies donation, and support to social research and development funds, totaling R$50 million, as a contribution to fighting against the effects of Covid-19 pandemic;
- Lines of credit were contracted with financial institutions in Brazil, in the approximate total amount of R$1.4 billion, with a one-year duration to preventively reinforce liquidity;
- Resumption of margarines operations in Uberlândia- MG unit, to produce Qualy, Deline, Claybom and Sofiteli brands;
- A share buyback program was created, the maximum number of shares to be acquired is up to seven million, five hundred thousand (7,500,000) common shares, aiming at complying with the Stock Option Plan, for shares to held in treasury, canceled or subsequently sold;
- Launch of Sadia Veg&Tal, vegan frozen food, in hamburgers, nuggets, and pies categories;
- The Company acquired for US$8 million, 100% of Joody Al Shargiva Food Production Factory's share capital, a processing unit located in Saudi Arabia, whose portfolio of products includes breaded, seared cuts, and hamburgers, amongst others.

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 4

Tactical actions in 1Q20

Brazil Segment:

Consistent and disciplined actions have been implemented, which resulted in volume gains, net revenue, market share, and coverage. Such growth was supported by joint actions in several business areas, such as Categories, Channels, and Brands, ensuring not only a robust growth in 1Q20 but also paving our path.

We continue investing in innovation and ensuring our brands' competitive advantage in the market. Thus, we launched new products across all categories, highlighting:

- Veg&Tal, our plant-based line
- Speciale, our hamburger line
- Mac&Cheese ready meal line is expanded
- Bio, our chicken line
- "Assa Fácil" (easy roast) line is extended
- Rib strips are launched
- Cold cuts launches
- Qualy collectible pots are launched

With regard to marketing, we continued advertising campaigns concerned with products more sensitive to seasonality, such as "Frios Sadia" and "Na Brasa Perdigão", we supported major launches with media and/or dedicated activations.

We also inaugurated our digital hubs for Sadia, Perdigão, and Qualy brands, making available approximately 500 tutorial recipes to help our consumers during the lockdown period.

A combination of marketing and digital activities through our "Performance LAB" is essential to increase our brands' preference in the digital environment, and manage consumer knowledge to obtain and create a consumer insight-based agenda.

We also endeavored our efforts to improve our commercial execution, stressing productivity, and different activations in a few stores. Thus, we significantly enhanced our out-of-stock levels, services level at store, and logistics. All these initiatives, coupled with innovation and marketing, contributed to our growth in virtually all channels.

Referring to people and culture, we underline the following actions: i) the implementation of the People Indicators Book – executive vision; (ii) the new health, safety and environment (HSE) plan; (iii) the implementation of the Talent Acquisition hub; (iv) the mapping of critical positions + shielding plan; and (v) the new People Executive Committee.

International Segment:

1Q20 was the first quarter, after five years that the USA exported poultry again to the Chinese market. In order to defend our position in the market, we ramped up poultry volumes sold in the region, besides adopting a pricing strategy for our pork cuts focused on improving profitability. Thus, we launched the Sadia pork line targeting the Chinese market, for instance, the Hema chain.

We still expect a recovery of swineherd in China but to be seen very slowly, without significant changes in protein supply in the short term. As a result, we believe that prices will remain under pressure and the Asian market will continue posing excellent business opportunities, especially when we consider the product complementarity with the Brazilian market.

In the Halal market, we resumed our exports to Iraq from Turkey, gradually raising volumes during 1Q20. We also bolstered sales of Sadia and Banvit brands in our portfolio, reaching market shares of 64% and 77% in GCC countries and Turkey, respectively. We endeavored our efforts to increase our presence in retail, offsetting the foodservice restrictions on the back of the COVID-19 pandemic. We also advanced in innovation, by launching 15 new SKUs in GCC countries.

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 5

Concerning the temporary halt of plants in the cities of Dois Vizinhos-PR and Francisco Beltrão-PR by Saudi Arabia, we quickly rescheduled our operations to other 5 licensed plants, using these two plants' production to serve other markets.

We advanced the International Market Segment's team engagement survey, reaching a score of 85 points, above the level of comparable companies in the international market.

Operations and Supplies:

Our Operational Excellence System – SEO already trained over 41,000 people, exceeding 350,000 hours of training. We reached 64%, 58%, and 51% of adhesion to SEO elements in pilot units, first and second wave of implementation units, respectively. We included the implementation of Digital SEO, aiming for the rapid decision-making process, scalability, and greater control over the process.

Our Direct and Indirect Supply area, through Value Engineering projects, raised nearly R$15 million in 1Q20. Also, we guaranteed the supply of materials and inputs for our units with a minimum out-of-stock level, despite the volatile and adverse scenario of COVID-19 (ex. fast-track of suppliers ratification and less bureaucracy). We also mitigated, on average, 44% of inflation in procurement spending during 1Q20, decisively contributing to our cost management.

Below, the evolution of a few indicators of industrial and agribusiness areas versus 1Q19:

- Turnover: 23% global decline, especially the Agricultural Extensionists, with a plunge of 34%;
- Yield: 1% improvement;
- Productivity: 2.4% evolution;
- Idleness (Agribusiness + Industrial): 46% reduction.

Quality, R&D, and Sustainability:

The Quality, Sustainability, and R&D department underwent a restructuring and created an executive board focused on Quality so that to carry on its approach to the markets, efficiency gains, and prioritization of excellence in Quality and Innovation.

We also have been diligently working to select technological and product initiatives. Only in 1Q20, we launched 20 new products to bolster our portfolio.

Our efforts towards Quality continue delivering positive results. In 1Q20, we achieved a 23% reduction in complaint index for products sold in Brazil and the foreign market compared to 1Q19.

Also, as a result of BRF's proactive response to Brazil's regulations, we highlight our participation in the review of chicken breast condemnation criterion adopted by the Ministry of Livestock and Supply– MAPA, through the Official Circular Letter No. 17/2019. This initiative will have an impact on reducing food waste, estimated at 5,500 tons/year.

Referring to the foreign market, we point out 29 licenses/renewals for five different countries in 2020.

Strategy, Innovation, and Management:

We moved forward in the development of growth alternatives in relation to our last announcement on BRF Day: bolster our local presence in the Middle East, consolidate our position in Turkey and assess alternatives for higher growth in China. We are building on and adjusting these assessments to the new trends and the timing originated from COVID-19.

Specifically, concerning COVID-19, we have been working on two fronts:

- The Next Normal – the consumer habits and supply chain trends to be impacted by COVID-19;
- M&A opportunities– the potential acquisitions that may arise in businesses, technology, or processes, due to the economic impact and liquidity caused by the pandemic. In this regard, in April 2020, we concluded two transactions:
    - the acquisition of the remaining 25% in Al Wafi Al Takamul International Company for Food Products Limited. Wafi, founded in 2009, today has 7 branches, distributed through major urban centers in Saudi

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 6

Arabia, and 440 employees. This company is in charge of distributing BRF products in Saudi Arabia, ending 2019 with gross sales totaling SAR 2 billion or approximately US$530 million;

- the 100% acquisition for approximately US$8.0 million of Joody Al Shargiva Food Production Factory, a food processing company, which has a processing unit in Dammam, Saudi Arabia, whose portfolio of products includes breaded, seared cuts and hamburgers, amongst others. We plan to invest nearly US$7.2 million, aiming at raising current capacity from 3,600 tons/year to 18,000 tons/year. Thus, we will increase our footprint, according to our strategy of local production and expansion of the higher value-added product portfolio. The conclusion of this deal is subject to the compliance with condition precedents applicable to transactions of this nature, including the regulatory authorities' approval.

It is worth noting that we continue developing the project of a new food processing plant in Saudi Arabia, with total investments estimated at US$120 million, according to the memorandum of understanding signed with SAGIA – Saudi Arabian Investment Authority. Currently, this project has been undergoing technical specifications and financial modeling.

HR, IT, and Shared Services:

In 1Q20, BRF core values transformation made its headway: the Company adjusted people management processes, such as individual performance evaluation, and bolstered communication in events, such as the Sales and Operations Leaders Meetings and training courses – developing behaviors named 'Above the Line Attitude' and 'Honest and Respectful Conversations'. We also continue building a solid training and development platform, making available our global new learning tools, such as LinkedIn Learning and GetAbstract. We began our annual succession plan and we extended such practice not only to executives but also to managerial and critical positions.

With HR's digital transformation, we concluded the implementation of the Human Resources global platform in Turkey. We also carried on the implementation of online platforms for key processes (ex.: development and succession) and the HR services digitalization and centralization project.

Concerning COVID-19, we have been working with Employee Protection since January 2020, by creating contingency plans and defining supporting actions for employee and family members. Besides a quick execution of containment actions, such as suspension of travels, home-office for administrative employees and leave for employees under the risk group, we also expanded medical services offered to our employees, by making available telemedicine and psychological assistance, extended 24h hotline (Dr. BRF) and anticipation of the influenza vaccination campaign, among others.

Referring to the teams physically working in our operations, we reinforced health protocols and processes, with actions, such as availability of masks, hand sanitizer gel, individual protection equipment, places measuring temperature, higher frequency of environmental disinfection, traffic and dining hall service adjustments and an increased fleet of chartered vehicles. All these actions are evaluated by Dr. Esper Kallás, from the Faculty of Medicine of the University of São Paulo, and specialized consultants of the Albert Einstein Hospital; we also research and we conform with the best global practices.

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 7

OPERATING PERFORMANCE

BRAZIL SEGMENT

Brazil Segment	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Volume (Thousand Tons)	**562**	**508**	**10.7%**	**608**	**(7.6%)**
Poultry (In Natura)	128	127	0.6%	128	(0.1%)
Pork and Others (In Natura)	30	29	3.7%	31	(1.9%)
Processed foods	404	352	14.9%	450	(10.1%)
Net Operating Revenues (R$, Million)	**4,655**	**3,940**	**18.1%**	**5,085**	**(8.5%)**
Average price (R$/Kg)	8.28	7.76	6.7%	8.36	(1.0%)
COGS	(3,506)	(3,104)	13.0%	(3,702)	(5.3%)
Gross Profit (R$, Million)	**1,149**	**836**	**37.4%**	**1,383**	**(16.9%)**
Gross Margin (%)	24.7%	21.2%	3.5 p.p.	27.2%	(2.5) p.p.
Adjusted EBITDA (R$, Million)	**611**	**374**	**63.1%**	**841**	**(27.4%)**
Adjusted EBITDAMargin (%)	13.1%	9.5%	3.6 p.p.	16.5%	(3.4) p.p.
Adjusted EBITDA ex-ICMS	**611**	**374**	**63.1%**	**752**	**(18.8%)**
EBITDA Adjusted Margin ex-ICMS (%)	13.1%	9.5%	3.6 p.p.	14.8%	(1.7) p.p.

1Q20 x 1Q19

Sales volume grew by 10.7% y-o-y to 562,000 tons in 1Q20, reflecting improved business performance across all channels. It is worth noting that such growth was steeper in processed food (+14.9% y-o-y), fueled by advertising campaigns, trade activations, disciplined execution, and improved services, as well as booming demand. Thus, Brazil Segment's net revenue rose 18.1% y-o-y in 1Q20, in line with a strategy of boosting service level profitability.

This favorable performance of net revenue, offset the 2.0% y-o-y increase in unit average cost, due to higher grain costs. Hence, the gross margin increased by 3.5 p.p. y-o-y, reaching 24.7% in 1Q20. This effect is reflected in the Adjusted EBITDA margin, despite higher marketing investments in the period. Thus, Adjusted EBITDA totaled R$611 million (+63.1% y-o-y) in 1Q20, with an Adjusted EBITDA margin of 13.1%.

Market Share

At the end of 1Q20, the Company's consolidated market share reached 43.0%, down 2.0 p.p. y-o-y, a result of its strategy to stimulate the operation's profitability by repositioning prices.

In the short term, compared to the last period, we recorded growth across all value-added categories: Cold Cuts (+0.8 p.p.), Frozen Meals (+0.6 p.p.), and Margarines (+0.9 p.p.), highlighting Qualy brand, which grew 1.1 p.p. y-o-y. It is worth mentioning that Nielsen's measurement partially reflects our sales volume.

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 8

Total BRF*
45.0%
43.9%
44.2%
43.6%
43.0%
43.2%
43.0%
1Bi19
2Bi19
3Bi19
4Bi19
5Bi19
6Bi19
1Bi20

Source: Nielsen

Cold Cuts
50.5%
49.1%
50.3%
49.5%
49.0%
48.8%
49.6%
1Bi19
2Bi19
3Bi19
4Bi19
5Bi19
6Bi19
1Bi20

Margarines
53.8%
53.2%
54.2%
54.4%
54.6%
55.1%
56.0%
2Bi19
3Bi19
4Bi19
5Bi19
6Bi19
1Bi20
2Bi20

Frozen Meals
48.0%
46.7%
45.4%
44.4%
44.4%
44.4%
45.0%
2Bi19
3Bi19
4Bi19
5Bi19
6Bi19
1Bi20
2Bi20

Sausages/Franks
38.0%
37.0%
37.7%
37.0%
36.2%
37.2%
36.4%
1Bi19
2Bi19
3Bi19
4Bi19
5Bi19
6Bi19
1Bi20

Source: Nielsen Retail Bimonthly – Margarines and Frozen Meals (Feb/Mar reading); Processed Food and Cold Cuts (Jan/Feb reading).

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 9

INTERNATIONAL SEGMENT

Below, the aggregate information from the Halal Market and Other International Markets. However, **the Company changed the way of reporting the international segment** connected with its business model. From early 2020, this segment now is managed in three different groups, namely: (i) Direct Distribution; (ii) Direct Exports; and (iii) Asia. Exhibit 1 hereto contains a reconciliation of the former model with the new model considering 1Q20 results. The fundamentals spreadsheet available on the Company's investor relations website (https://ri.brf-global.com/en/), contains a quarterly registry comparing this new methodology; from 2Q20, BRF will report its results according to this new criterion.

International Segment	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Volume (Thousand Tons)	**457**	**429**	**6.6%**	**497**	**(8.0%)**
Poultry (In Natura)	358	341	5.0%	386	(7.2%)
Pork and Others (In Natura)	44	31	44.4%	44	(0.4%)
Processed foods	55	57	(3.8%)	67	(17.6%)
Net Operating Revenues (R$, Million)	**4,013**	**3,194**	**25.6%**	**3,924**	**2.3%**
Average price (R$/Kg)	8.78	7.44	17.9%	7.90	11.2%
COGS	(2,962)	(2,530)	17.1%	(3,003)	(1.4%)
Gross Profit (R$, Million)	**1,051**	**664**	**58.3%**	**921**	**14.1%**
Gross Margin (%)	26.2%	20.8%	5.4 p.p.	23.5%	2.7 p.p.
Adjusted EBITDA (R$, Million)	**682**	**373**	**82.7%**	**571**	**19.5%**
Adjusted EBITDA Margin (%)	17.0%	11.7%	5.3 p.p.	14.5%	2.5 p.p.

HALAL MARKET

Halal Market	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Volume (Thousand Tons)	**277**	**270**	**2.6%**	**290**	**(4.4%)**
Poultry (In Natura)	241	229	5.2%	252	(4.4%)
Others (In Natura	0	1	n.m.	0	n.m.
Processed foods	36	40	(10.8%)	37	(4.0%)
Net Operating Revenues (R$, Million)	**2,355**	**2,058**	**14.5%**	**2,195**	**7.3%**
Average price (R$/Kg)	8.51	7.62	11.6%	7.58	12.3%
COGS	(1,827)	(1,525)	19.8%	(1,738)	5.1%
Gross Profit (R$, Million)	**528**	**532**	**(0.8%)**	**457**	**15.5%**
Gross Margin (%)	22.4%	25.9%	(3.4) p.p.	20.8%	1.6 p.p.
Adjusted EBITDA (R$, Million)	**237**	**285**	**(16.7%)**	**169**	**40.0%**
Adjusted EBITDA Margin (%)	10.1%	13.8%	(3.8) p.p.	7.7%	2.4 p.p.

1Q20 x 1Q19

Net revenue in the Halal Market grew by 14.5% y-o-y to R$2.4 billion in 1Q20, favored by the depreciated exchange rate of 18.2% y-o-y and +2.7% y-o-y growth in volumes, reflecting larger exports to the Saudi market. In January 2019, the Saudi government restricted the number of Brazilian plants licensed for exports, including BRF's plants. Thus, prices reacted to such constraint, increasing profitability in early last year. During 2019, BRF suited other production units authorized to export to Saudi Arabia and gradually ramped up export volumes to the region.

On the other hand, the US average prices were pressured by (i) the Iraq market partially restricting products imported from Turkey, which negatively affected prices, both in the Turkish market and in neighboring countries; and (ii) the temporary halt by Saudi's authority of the operations at our food processing plant in Abu Dhabi and shipments to Saudi Arabia.

Gross margin shrank 3.4 p.p. y-o-y due to the mix of higher grain and freight expenses. The exchange rate depreciation, besides affecting costs in the region, also pressured general and administrative expenses, despite a

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 10

stricter control of expenses. Thus, the Halal Market's Adjusted EBITDA totaled R$237 million in 1Q20, reaching an Adjusted EBITDA margin of 10.1% (-3.8 p.p. y-o-y).

Market Share

We ended 1Q20 with a market share of 35.9%, maintaining our broad market leadership position, despite the impacts of the Abu Dhabi plant being suspended to export to Saudi Arabia. Below is BRF's market share in all categories, according to the latest Nielsen reading:

(i) griller with 46.2% (+1.7 p.p. y-o-y);

(ii) chicken cuts with 51.3% (-5.2 p.p. y-o-y);

(iii) processed foods with 14.9% (-6.5 p.p. y-o-y).

In Turkey, our market share grew by 4.0 p.p. y-o-y to 20.6% in 1Q20, a result of our effective strategy to strengthen the Banvit brand to the detriment of retailers' private label brands. We were able to maintain our leadership position in virtually every category in which we operate in the Turkish market.

OTHER INTERNATIONAL MARKETS (Asia, Africa, the Americas, and Europe)

Other International Markets	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Volume (Thousand Tons)	**180**	**159**	**13.2%**	**207**	**(13.0%)**
Poultry (In Natura)	117	112	4.5%	134	(12.5%)
Pork and Others (In Natura)	44	30	46.3%	44	0.1%
Processed foods	19	17	12.6%	30	(34.7%)
Net Operating Revenues (R$, Million)	**1,657**	**1,136**	**45.9%**	**1,729**	**(4.1%)**
Average price (R$/Kg)	9.19	7.14	28.8%	8.34	10.3%
COGS	(1,134)	(1,005)	12.9%	(1,264)	(10.3%)
Gross Profit (R$, Million)	**523**	**131**	**297.7%**	**464**	**12.6%**
Gross Margin (%)	31.5%	11.6%	20.0 p.p.	26.9%	4.7 p.p.
Adjusted EBITDA (R$, Million)	**445**	**89**	**401.7%**	**401**	**10.8%**
Adjusted EBITDA Margin (%)	26.8%	7.8%	19.0 p.p.	23.2%	3.6 p.p.

1Q20 x 1Q19

In 1Q20, net revenue totaled R$1.7 billion, up 45.9% y-o-y, due to higher volumes shipped in the quarter (+13.2% y-o-y) and higher average prices in Brazilian reais (+28.8% y-o-y), deriving from US price increase (+8.9% y-o-y) and exchange rate depreciation (18.2% y-o-y). The outbreak of African swine fever is still impacting supply in several Asian countries, resulting in higher demand for imported products. In China, our volumes stepped up 89.5%, also impacted by a higher number of licensed plants during the second half of 2019, and U.S. prices climbing 24.6% y-o-y. Japan and Singapore, also saw improved commercial dynamics, with importers fearing an eventual chicken shortage in the market due to higher demand from China.

Our gross profit reached R$523 million in 1Q20, with a gross margin of 31.5% (+20.0 p.p. y-o-y). The best commercial and operational performance, especially in Asia, were key drivers to stimulate profitability in the region. Thus, Adjusted EBITDA totaled R$445 million in 1Q20, with a margin of 26.8% (+19.0 p.p. y-o-y).

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 11

OTHER SEGMENTS

Other Segments + Ingredients	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Volume (Thousand Tons)	**67**	**69**	**(2.6%)**	**67**	**(0.0%)**
Poultry (In Natura)	1	2	(31.7%)	3	(56.8%)
Pork and Others (In Natura)	1	1	109.7%	1	106.4%
Processed foods	1	3	(60.7%)	1	13.8%
Others Sales	63	64	(0.5%)	63	1.3%
Net Operating Revenues (R$, Million)	**278**	**225**	**23.7%**	**281**	**(1.0%)**
COGS	(224)	(202)	10.6%	(215)	4.03%
Gross Profit (R$, Million)	**55**	**23**	**138.9%**	**66**	**(17.3%)**
Gross Margin (%)	19.7%	10.2%	9.5 p.p.	23.5%	(3.9) p.p.
Adjusted EBITDA (R$, Million)	**41**	**6**	**536.9%**	**45**	**(8.2%)**
Adjusted EBITDA Margin (%)	14.9%	2.9%	12.0 p.p.	16.0%	(1.2) p.p.

Adjusted EBITDA for "Other Segments" totaled R$41 million in 1Q20, with an adjusted EBITDA margin of 14.9%. Such improvement is explained by a more solid operating performance at BRF Ingredients and lower raw material liquidation.

Corporate

Corporate - R$ Million	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Net Operating Revenues	-	-	**n.m.**	-	**n.m.**
Gross Profit	(0)	(6)	n.m.	2	(103.3%)
Adjusted EBITDA	**(81)**	**(6)**	**n.m.**	**(44)**	**n.m.**

Adjusted EBITDA amounted to negative R$81 million in 1Q20, mainly impacted by: (i) R$41 million of provisions for civil and tax contingencies; (ii) additional provision of R$24 million referring to the expectation of accounts receivable losses due to Covid-19; and (iii) asset retirement expenses totaling R$14 million.

FINANCIAL PERFORMANCE

Net Operating Revenue (NOR)

Volumes - Thousand Tons	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Poultry (In Natura)	487	470	3.7%	516	(5.7%)
Pork and Others (In Natura)	75	61	24.2%	75	(0.2%)
Processed foods	460	412	11.8%	518	(11.1%)
Others Sales	64	64	0.6%	63	1.7%
Total	**1,087**	**1,006**	**8.1%**	**1,173**	**(7.3%)**
NOR (R$ Million)	**8,949**	**7,359**	**21.6%**	**9,290**	**(3.7%)**
Average Price (NOR)	8.23	7.32	12.5%	7.92	3.9%

In 1Q20, net revenue totaled R$8.9 billion, up 21.6% y-o-y, reflecting: (i) an improved business performance in the Brazil Segment, which recorded a volume growth of 10.7% y-o-y and price increase of 6.7% y-o-y; (ii) 45.9% y-o-y increase in net revenue from Other International Markets, fueled by better prices (+28.7% y-o-y) and volume (+13.3% y-o-y), especially in the Asian markets; (iii) a more favorable exchange rate scenario.

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 12

Cost of Sales (COGS)

COGS - R$ Million	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Cost of Goods Sold	(6,696)	(5,842)	14.6%	(6,918)	(3.2%)
R$/Kg	6.16	5.81	6.1%	5.90	4.4%

COGS per kg increased by 6.1% y-o-y in 1Q20, reflecting grain average price increase (+11.1% y-o-y considering the three months preceding the end of the quarter), as well as the exchange rate depreciation (+18.5% y-o-y in 1Q20) which impacted acquisition costs of inputs and supplies. However, these increases were partially mitigated by gains deriving from our Matrix Management Expenses program. It is worth noting that, according to Embrapa (Brazilian Company of Agribusiness Research), poultry and swine production theoretical costs rose 10.2% and 13.3%[1] in the period, respectively.

Gross Profit

Gross Profit - R$ Million	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Gross Profit	2,253	1,517	48.5%	2,373	(5.0%)
Gross Margin (%)	25.2%	20.6%	4.6 p.p.	25.5%	(0.4) p.p.

Gross margin stood at 25.2% (+4.6 p.p. y-o-y) in 1Q20, fueled by improved operational results in both Brazil Segment and in the International Segment. During most of the quarter, before the COVID-19 pandemic, we moved forward with our strategy to stimulate the operation's profitability through gross margin maintenance, allocation of volume in more profitable channels, and improved commercial execution. Hence, unit price increase fully exceeded higher unit costs of products sold. It is worth noting the maintenance of gross margin levels in line with 4Q19.

Operating Expenses

Operating Expenses - R$ Million	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Selling Expenses	(1,317)	(1,141)	15.5%	(1,363)	(3.4%)
% of the NOR	(14.7%)	(15.5%)	0.8 p.p.	(14.7%)	(0.0) p.p.
General and Administrative Expenses	(143)	(141)	0.9%	(197)	(27.5%)
% of the NOR	(1.6%)	(1.9%)	0.3 p.p.	(2.1%)	0.5 p.p.
Operating Expenses	(1,460)	(1,282)	13.9%	(1,560)	(6.4%)
% of the NOR	(16.3%)	(17.4%)	1.1 p.p.	(16.8%)	0.5 p.p.

Operating expenses surged 13.9% y-o-y in 1Q20, on account of (i) greater marketing investments to strengthen our brands; and (ii) higher expenses in Brazilian reais in the international market due to depreciated exchange rates. However, total expenses, as a percentage of net revenue, improved 1.1 p.p. y-o-y in 1Q20, reflecting higher operating leverage.

Other Operational results

Other Operating Results - R$ Million	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Other Operating Results	(239)	(77)	211.1%	(14)	1,564.9%
% of the NOR	(2.7%)	(1.0%)	(1.7) p.p.	(0.2%)	(2.5) p.p.

In 1Q20, we recorded a net expense of R$239 million under "Other Operational results", whose main impact is related to the provision recorded to settle the agreement which aimed the shelving of class action, totaling US$40 million or approximately R$204 million, as per notice to the market of April 23, 2020.

[1] Variation in the average production cost index of Embrapa (ICPPoultry and ICPSwine) between 1Q19 and 1Q20.

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 13

Financial Result

Financial Results R$ Million	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Net Interest	(296)	(314)	(5.9%)	(267)	10.8%
Interest over assets and Net Liabilities	(296)	(314)	(5.9%)	(267)	10.8%
Adjusted Present Value	(91)	(69)	32.7%	(80)	13.1%
Net Charges on Rights and Obligations	(92)	(94)	n.m.	(132)	(30.0%)
Interest on Rights	**67**	**28**	**141.7%**	**50**	**33.7%**
Interest over ICMS based on PIS/COFINS	-	-	n.m.	12	(100.0%)
Other Rights	67	28	141.7%	38	76.1%
Charges on Obligations	**(160)**	**(122)**	**31.0%**	**(182)**	**(12.4%)**
Charges on ICMS over Staple Food Basket	-	-	n.m.	40	n.m.
Actuarial Liabilities	-	-	n.m.	(50)	n.m.
Contigent Liabilities	(57)	(19)	199.5%	(88)	(35.7%)
IFRS 16	(52)	(41)	28.9%	(41)	26.9%
Commission and other charges	(50)	(62)	(19.0%)	(43)	17.6%
Exchange Rate Variation and Fair Value (MtM)	(123)	(3)	3,942.8%	39	n.m.
Exchange Rate Variation (Assets and Liabilities)	(119)	69	(272.5%)	42	n.m.
Hedge Accounting Ineffectiveness (Cash Flow)	(1)	(55)	(97.4%)	-	n.m.
Net Investment Hedge Ineffectiveness	(15)	-	n.m.	-	n.m.
Fair Value *Total Return Swap*	-	5	n.m.	-	n.m.
Fair Value of other Derivatives	12	(21)	n.m.	(3)	n.m.
Other Financial Results	(4)	32	n.m.	(101)	(96.1%)
Argentinian Hyperinflation	(23)	-	n.m.	(17)	33.7%
Liabilities with Minorities	53	21	152.5%	(90)	(158.8%)
IOF and PIS/COFINS over Financial Results	(5)	(5)	10.7%	(6)	(17.6%)
Other Effects	(29)	15	n.m.	12	n.m.
Net Financial Results	**(606)**	**(448)**	35.3%	**(541)**	12.1%

The net financial result was an expense of R$606 million in 1Q20. The main components were grouped into the following categories:

(i) **Net Interest** on gross debt and cash amounted to a net expense of R$296 million in 1Q20, 6% lower than in 1Q19. Despite a 34.7% y-o-y decrease in net debt and a substantial drop of accumulated DI (Interbank Deposit), higher exchange rates compared to the same quarter last year, increased the interest expense referring to the foreign currency-denominated debt in Brazilian reais, offsetting the two factors previously mentioned.

(ii) **Adjustment to Present Value (APV)** totaled expenses of R$91 million in 1Q20, R$22 million higher than in 1Q19. The APV refers to the financial income (expense) linked to clients' and suppliers' accounts. This amount is offset in the gross profit.

(iii) **Net Charges on Rights and Obligations** amounted to an expense of R$92 million in 1Q20, 2% lower than in 1Q19, impacted (i) by contingent liabilities expenses of R$57 million; (ii) the adoption of IFRS16, which increased leasing expenses to R$52 million; (iii) commission and other charges by R$50 million; and (iv) revenue from Other Rights by R$67 million.

(iv) **Exchange Rate Variation and Fair Value (MtM)** came negative at R$123 million in 1Q20, reflecting (i) the exchange rate variation over foreign currency-denominated assets and liabilities of negative R$119 million; (ii) an expense deriving from effectiveness tests of derivatives designated as hedge accounting and hedge of net investment abroad of R$16 million; and (iii) an income deriving from adjustments to the market value of derivative financial instruments totaling R$12 million.

(v) **Other Financial Results** totaled an expense of R$4 million in 1Q20, compared to an income of R$32 million in 1Q19. The item Argentina Hyperinflation refers to the restatement of non-monetary equity balances of the Company's subsidiaries in Argentina, whose economy is considered hyperinflationary.

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 14

Net Income (Loss)

Net Income / (Loss) - R$ Million	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Consolidated Net / (Loss) Income - Continued Op.	(38)	(113)	(66.2%)	690	n.m.
Net Margin (%)	(0.4%)	(1.5%)	1.1 p.p.	7.4%	(7.9) p.p.
Consolidated Net / (Loss) Income - Total Consolidated	**(38)**	**(1,012)**	**(96.2%)**	**680**	**n.m.**

In 1Q20, the Company posted a net loss for continuing operations of R$38 million, mainly reflecting higher expenses recorded under "Other Operational Results" relating to the settlement of class action and the exchange rate variation over foreign currency-denominated assets and liabilities, as mentioned above.

Adjusted EBITDA

EBITDA - R$ Million	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Consolidated Net (Loss)	**(38)**	**(113)**	**(66.2%)**	**690**	**(105.5%)**
Income Tax and Social Contribution	(14)	(177)	(92.3%)	(432)	(96.9%)
Net Financial	606	448	35.3%	541	12.1%
Depreciation and Amortization	572	565	1.3%	584	(2.1%)
EBITDA	**1,126**	**723**	**55.8%**	**1,382**	**(18.5%)**
EBITDA Margin (%)	12.6%	9.8%	2.8 p.p.	14.9%	(2.3) p.p.
Impacts of Carne Fraca/Trapaça operations	199	11	n.m.	21	n.m.
Forest Fair value	-	-	n.m.	28	n.m.
Corporate Restructuring	0	17	n.m.	(1)	n.m.
Tax recoveries	(74)	(4)	1,854.1%	(24)	212.5%
Non controlling shareholders	(8)	1	n.m.	1	n.m.
Costs on business diposed (Impairment)	8	-	n.m.	7	n.m.
Others	(0)	-	n.m.	(2)	n.m.
Adjusted EBITDA	**1,251**	**748**	**67.2%**	**1,413**	**(11.5%)**
Adjusted EBITDA Margin (%)	**14.0%**	**10.2%**	**3.8 p.p.**	**15.2%**	**(1.2) p.p.**
ICMS PIS/COFINS Impact	-	-	n.m.	22	n.m.
ICMS Staple Food Basket Impact	-	-	n.m.	67	n.m.
EBITDA Adjusted	**1,251**	**748**	**67.2%**	**1,324**	**(5.5%)**
EBITDA Adjusted Margin (%)	**14.0%**	**10.2%**	**3.8 p.p.**	**14.3%**	**(0.3) p.p.**

Adjusted EBITDA in 1Q20 amounted to R$1,251 million, up 67.2% y-o-y. Adjusted EBITDA margin was 14.0%, an increase of 3.8 p.p. y-o-y, reflecting higher profitability in Other International Markets, especially in Asia, and the Brazil Segment, signaling an improved commercial execution in both markets focused on stimulating the operation's profitability. It is worth noting that the Adjusted EBITDA excludes the impact of provision for class action totaling R$204 million.

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 15

WORKING CAPITAL AND FINANCIAL CYCLE

The Company's financial cycle totaled 15.8 days in 1Q20, a 1.3-day reduction compared to 1Q19, only considering continuing operations. Such improvement mainly derives from the strategy of extending the average payment terms with suppliers, partially offset by higher inventories (i) of grains coupled with summer crop seasonality in the south region of the country; and (ii) finished products compared to the previous quarter (4Q19), which concentrates a relevant sales volume and usually records the lowest level of inventories in the year.

Financial Cycle (end of the period –Continuing Operations): Clients + Inventories[1] - Suppliers

28.6
24.3
28.2
16.2
17.1
20.1
18.1
15.4
15.8
8.55%
7.51%
8.17%
5.16%
5.19%
5.96%
5.28%
5.36%
5.33%
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
% Financial Cycle / NOR
Financial Cycle (days)

[1]Includes short-term biological assets

MANAGERIAL CASH FLOW

Operating cash flow amounted to R$1,520 million in 1Q20, tripling the generation of R$512 million during the same period last year. Besides the Company's improved operational results, fueled by revenue growth and higher profitability in virtually all business markets, lower working capital employed also contributed to improving operational results conversion into cash.

The cash flow of investments totaled a consumption of R$491 million in 1Q20, versus a generation of R$18 million in 2019. The difference is related to a cash inflow of R$440 million in 1Q19 within the scope of the Company's Divestment Plan announced and initiated in 2018.

Lastly, free cash flow totaled R$2,774 million in 1Q20, also positively impacted by exchange rate variation of foreign currency-denominated cash (R$781 million) and the positive result in the approximate amount of R$1.0 billion, referring to exchange derivatives which hedge the Company's balance sheet against exchange rate fluctuations (R$3.90/US$ in March 2019 vs. R$5.20/US$ in March 2020).

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 16

Million BRL	1Q20	1Q19	4Q19
Adjusted EBITDA	**1,251**	**748**	**1,413**
Impacts of Carne Fraca/Trapaça operations	(199)	(11)	(21)
Debt designed as Hedge Accounting	-	-	(28)
Forest Fair Value	(0)	(17)	1
Impacts of Trucker Strike	74	4	24
Tax recoveries	8	(1)	(1)
Non controlling shareholders	(8)	-	(7)
Others	0	-	3
EBITDA	**1,126**	**723**	**1,382**
Working Capital	**10**	**(71)**	**(102)**
Δ Accounts Receivable	342	352	(965)
Δ Inventories	(919)	(208)	549
Δ Suppliers	586	(214)	315
Others	**384**	**(140)**	**(213)**
Δ Taxes	48	(39)	304
Δ Provisions	220	(16)	(269)
Δ Salaries/Benefits	(103)	46	(77)
Δ Others	219	(131)	(171)
Cash Flow from Operating Activities	**1,520**	**512**	**1,068**
CAPEX with IFRS16	(501)	(422)	(546)
Cash Flow from Operations with Capex	**1,019**	**90**	**521**
M&A and Sale of Assets	10	440	28
Cash Flow from Investments	**(491)**	**18**	**(518)**
Cash - Financial Results	1,147	(222)	(164)
Interest Income	1	39	26
Interest Expenses	(185)	(168)	(381)
FX Variation on Cash and Cash Equivalents	781	74	(144)
Cash Flow from Financing Activities	**1,745**	**(277)**	**(663)**
Free Cash Flow	**2,774**	**253**	**(114)**
New Debt Amortizantions	709	(687)	(2,054)
Cash Variations	**3,483**	**(434)**	**(2,168)**

Million BRL	1Q20	1Q19	4Q19
Cash and Cash Equivalents - Initial	**5,505**	**6,711**	**7,673**
Cash Variation	3,483	(434)	(2,168)
Cash and Cash Equivalents - Final	**8,988**	**6,277**	**5,505**
Total Debt - Initial	**18,774**	**22,400**	**21,458**
New Debt/Amortization	709	(687)	(2,054)
FX Variation on Total Debt	3,546	(28)	(336)
Debt Interest and Derivatives	1,548	90	(294)
Total Debt - Final	**24,577**	**21,775**	**18,774**
Net Debt	**15,589**	**15,498**	**13,269**

** Amounts referring to Derivatives composing the variation in the balance of gross debt in 1Q20 are mainly associated with hedging operating exposure in the next 12 months, as provided for in the Financial Risk Management Policy, published on December 19, 2019.*

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 17

INDEBTEDNESS

R$ Million	In 03.31.2020			In 12.31.2019	
Debt	Current	Non-current	Total	Total	Δ %
Local Currency	(3,446)	(3,217)	(6,663)	(7,614)	(12.5%)
Foreign Currency	(1,967)	(15,946)	(17,913)	(11,160)	60.5%
Gross Debt	**(5,414)**	**(19,163)**	**(24,577)**	**(18,774)**	**30.9%**
Cash Investments*					
Local Currency	4,206	56	4,262	2,051	107.8%
Foreign Currency	4,393	333	4,726	3,454	36.8%
Total Cash Investments	8,599	389	8,988	5,505	63.3%
Net Debt	**3,185**	**(18,774)**	**(15,589)**	**(13,269)**	**17.5%**

** Cash considered is comprised of Cash and Cash Equivalents, Financial Investments, Restricted Cash, and Derivative Financial Assets*

Total gross indebtedness of continuing operations in the amount of R$24,577 million, as reported above, includes the item, current and non-current Derivative Financial Instruments Liabilities, totaling R$1,572 million, according to the Note 24.3 of Interim Financial Information (ITR). In 1Q20, amortizations net of funding totaled R$709 million. Adjusted gross leverage ended 1Q20 at 4.23x versus 8.62x in the same period last year. Also, the average term of indebtedness was extended to 4.5 years, an increment of 1.4 years from 1Q19.

The Company's net debt totaled R$15,589 million in 1Q20, R$2,320 million higher than the R$13,269 million in 4Q19, mainly reflecting (i) non-cash effects over gross debt, such as the exchange rate variation of R$3,546 million and liabilities derivatives of R$1,414 million[2], and (ii) free cash generation of R$2,774 million. Thus, the Company's net leverage, measured by the ratio between the net debt and LTM Adjusted EBITDA, reached 2.68x in 1Q20 versus 2.50x in 4Q19 and 6.14x in 1Q19.

Finally, the Company reaffirms that it does not have financial leverage covenants.

Cash Flow from Operating Activities
+R$1,520 millions
Cash Flow from Invest.
-R$491 millions
Cash Flow from Financing Activities
+R$1,745 millions
13,269
-1,126
-394
501
-10
-1,147
184
-781
5,094
15,589
Debt's FX Variation: R$3.5 bi
Derivatives: R$1.4 bi
Net Debt 4Q19
Company's EBITDA
Working Capital & Other Variations
CAPEX
M&A
Financials (Cash)
Net Interest (Cash)
FX Variation on Cash and Applications
FX Variation and Interest on Debt and Derivatives
Net Debt 1Q20

INVESTMENTS (CAPEX)

Investments made in the quarter amounted to R$501 million, representing an increase of 19% from 1Q19, of which R$139 million was allocated to growth, efficiency, and support; R$217 million to biological assets; and R$146 million to leasing and others.

[2] Derivatives relating to the operational result exposure in the next 12 months (hedge accounting), which impacts the item "Other Comprehensive Income" under shareholders' equity.

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 18

CAPEX - R$ Million	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Growth	49	7	600.0%	47	4.3%
Efficieny	10	11	(9.1%)	12	(16.7%)
Support	80	67	19.4%	70	14.3%
Biological Assets	217	186	16.7%	230	(5.7%)
Commercial Lease and Others	146	151	(3.3%)	187	(21.9%)
Total	**501**	**422**	**18.7%**	**546**	**(8.2%)**

The main projects in 1Q20 included:

- **Market Demand:**

(i) Projects to manufacture industrialized products to meet the demand of the domestic market, highlighting investments in the new Seropédica plant (RJ);
(ii) Measures to increase the production of *in natura* items to meet the demand of the domestic and foreign markets, highlighting investments in adjustments to Mineiros-GO and Buriti Alegre-GO units (underway);
(iii) Project to increase egg production in Uberlândia (MG) to expand production volume.

- **Efficiency:**

(i) Projects connected with the 4.0 Industry Program in chicken slaughtering units;
(ii) Projects to reduce costs through greater operating efficiency (e.g. higher yield in the production process);
(iii) Energy efficiency projects for production units.

- **Support/IT:**

(i) Projects to replace industrial assets;
(ii) Improvements in working conditions for employees in the production process;
(iii) Optimization projects and control of processes related to the commercial and supply chain areas;
(iv) IT projects to meet the Compliance and Corporate Governance requirements.
(v) Renewal of licenses necessary to maintain the Company's activities concerning information technology.

- **Support/Quality**:

(i) Projects to improve control and quality processes in meatpacking units, factories, and farms.

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 19

RELATIONSHIP WITH INDEPENDENT AUDITORS

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company reports that its policy of engagement of services unrelated to the external audit is based on principles that protect auditor independence.

Pursuant to CVM Instruction No. 381/03, in the quarter ended March 31, 2020, KPMG Auditores Independentes was not engaged in providing services unrelated to external audits.

Pursuant to CVM Instruction No. 480/09, the Company's management states that at a meeting held on 05/08/2020 it discussed, reviewed, and agreed with the information included in the independent auditor's review of the 1Q20 interim financial information.

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 20

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	1Q20	1Q19	Chg. % y/y	4Q19	Chg. % q/q
Net Operating Revenues	**8,949**	**7,359**	**21.6%**	**9,290**	**(3.7%)**
Cost of Sales	(6,696)	(5,842)	14.6%	(6,918)	(3.2%)
% of the NOR	(74.8%)	(79.4%)	4.6 p.p.	(74.5%)	(0.4) p.p.
Gross Profit	**2,253**	**1,517**	**48.5%**	**2,373**	**(5.0%)**
% of the NOR	25.2%	20.6%	4.6 p.p.	25.5%	(0.4) p.p.
Operating Expenses	**(1,460)**	**(1,282)**	**13.9%**	**(1,560)**	**(6.4%)**
% of the NOR	(16.3%)	(17.4%)	1.1 p.p.	(16.8%)	0.5 p.p.
Selling Expenses	**(1,317)**	**(1,141)**	**15.5%**	**(1,363)**	**(3.4%)**
% of the NOR	(14.7%)	(15.5%)	0.8 p.p.	(14.7%)	(0.0) p.p.
Fixed	(816)	(749)	9.0%	(858)	(4.9%)
Variable	(501)	(392)	27.8%	(505)	(0.8%)
General and Administrative Expenses	**(143)**	**(141)**	**0.9%**	**(197)**	**(27.5%)**
% of the NOR	(1.6%)	(1.9%)	0.3 p.p.	(2.1%)	0.5 p.p.
Honorary of our Administrators	(12)	(6)	89.5%	(26)	(54.4%)
% of the NOR	(0.1%)	(0.1%)	(0.0) p.p.	(0.3%)	0.1 p.p.
General and Administrative	(131)	(135)	(3.2%)	(171)	(23.4%)
% of the NOR	(1.5%)	(1.8%)	0.4 p.p.	(1.8%)	0.4 p.p.
Operating Income	**793**	**235**	**237.5%**	**813**	**(2.4%)**
% of the NOR	8.9%	3.2%	5.7 p.p.	8.8%	0.1 p.p.
Other Operating Results	**(239)**	**(77)**	**n.m.**	**(14)**	**1,564.9%**
Equity Income	**-**	**(0)**	**(100.0%)**	**-**	**n.m.**
EBIT	**555**	**158**	**250.6%**	**799**	**(30.5%)**
% of the NOR	6.2%	2.1%	4.0 p.p.	8.6%	(2.4) p.p.
Net Financial Income	**(606)**	**(448)**	**35.3%**	**(541)**	**12.1%**
Income before Taxes	**(52)**	**(290)**	**n.m.**	**257**	**(120.1%)**
% of the NOR	(0.6%)	(3.9%)	3.4 p.p.	2.8%	(3.3) p.p.
Income Tax and Social Contribution	14	177	(92.3%)	432	(96.9%)
% of Income before Taxes	(26.2%)	(60.9%)	n.m.	168.0%	n.m.
Consolidated Net Income (Loss) - Continued Operations	**(38)**	**(113)**	**(66.2%)**	**690**	**(105.5%)**
% of the NOR	(0.4%)	(1.5%)	1.1 p.p.	7.4%	(7.9) p.p.
Consolidated Net Income (Loss) - Total Consolidated	**(38)**	**(1,012)**	**n.m.**	**680**	**(105.6%)**
% of the NOR	(0.4%)	(13.8%)	n.m.	7.3%	n.m.
EBITDA	**1,126**	**723**	**55.8%**	**1,382**	**(18.5%)**
% of the NOR	12.6%	9.8%	2.8 p.p.	14.9%	(2.3) p.p.
Adjusted EBITDA	**1,251**	**748**	**67.2%**	**1,413**	**(11.5%)**
% of the NOR	14.0%	10.2%	3.8 p.p.	15.2%	(1.2) p.p.

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 21

BALANCE SHEET

Balance Sheet - R$ Million	03.31.20	12.31.19
Assets		
Current Assets		
Cash and Cash Equivalents	7,961	4,238
Financial Investments	331	418
Accounts Receivable	3,023	3,091
Recoverable Taxes	679	626
Inventories	4,765	3,888
Biological Assets	1,703	1,603
Other Financial Assets	282	195
Other Receivables	352	366
Anticipated expenses	238	224
Restricted Cash	24	296
Current Assets held to sale	102	99
Total Current Assets	**19,460**	**15,045**
Non-Current Assets		
Long-term assets	10,047	9,455
Cash Investments	382	307
Accounts and other Receivable	68	71
Judicial Deposits	576	576
Biological Assets	1,113	1,081
Recoverable Taxes	5,425	5,439
Deferred Taxes	2,395	1,846
Other Receivables	81	86
Other Financial Assets	7	50
Permanent Assets	17,798	17,200
Investments	17	15
Property, Plant and Equipment	12,376	12,277
Intangible	5,405	4,908
Total Non-Current Assets	**27,845**	**26,655**
Total Assets	**47,304**	**41,701**

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 22

Balance Sheet - R$ Million	03.31.20	12.31.19
Liabilities and Equity		
Current Liabilities		
Loans and Financing	3,881	3,132
Suppliers	6,819	6,161
Supply Chain Risk	927	842
Payroll and Mandatory Social Charges	677	825
Taxes Payable	564	517
Other Financial Liabilities	1,533	154
Provisions	1,110	1,084
Employee Pension Plan	98	96
Other Liabilities	703	513
Total Current Liabilities	**16,312**	**13,324**
Non-Current Liabilities		
Loans and Financing	19,124	15,488
Suppliers	2,203	2,067
Taxes and Social Charges Payable	186	190
Provision for Tax, Civil and Labor Contingencies	732	710
Deferred Taxes	108	85
Employee Pension Plan	630	594
Other Liabilities	1,213	1,094
Total Non-Current Liabilities	**24,196**	**20,228**
Total Liabilities	**40,508**	**33,552**
Shareholders' Equity		
Capital Stock	12,460	12,460
Capital Reserves	199	193
Other Related Results	(2,103)	(722)
Retained Profits	(4,043)	(3,997)
Treasury Shares	(38)	(38)
Non-Controling Shareholders	320	253
Total Shareholders' Equity	**6,796**	**8,148**
Total Liabilities and Shareholders	**47,304**	**41,701**

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 23

Appendix

Asia	1Q19	2Q19	3Q19	4Q19	2019	1Q20
Volume (Thousand Tons)	**113**	**140**	**135**	**138**	**526**	**135**
Poultry (In Natura)	88	107	102	101	398	94
Pork and Others (In Natura)	20	27	28	32	107	35
Processed foods	4	5	6	5	20	5
Net Operating Revenues (R$, Million)	**846**	**1,159**	**1,224**	**1,313**	**4,541**	**1,326**
Average price (R$/Kg)	7.49	8.31	9.05	9.52	8.64	9.85
COGS	(742)	(901)	(872)	(919)	(3,435)	(887)
Gross Profit (R$, Million)	**103**	**257**	**352**	**394**	**1,107**	**439**
Gross Margin (%)	12.2%	22.2%	28.8%	30.0%	24.4%	33.1%
Adjusted EBITDA (R$, Million)	**93**	**249**	**330**	**375**	**1,046**	**407**
Adjusted EBITDA Margin (%)	11.0%	21.5%	26.9%	28.6%	23.0%	30.7%

Direct Export	1Q19	2Q19	3Q19	4Q19	2019	1Q20
Volume (Thousand Tons)	**139**	**183**	**171**	**175**	**667**	**139**
Poultry (In Natura)	110	145	134	131	520	111
Pork and Others (In Natura)	10	11	10	12	42	9
Processed foods	20	26	27	31	104	20
Net Operating Revenues (R$, Million)	**907**	**1,252**	**1,223**	**1,155**	**4,537**	**988**
Average price (R$/Kg)	6.53	6.86	7.17	6.61	6.80	7.09
COGS	(795)	(981)	(952)	(982)	(3,709)	(791)
Gross Profit (R$, Million)	**112**	**272**	**272**	**173**	**829**	**197**
Gross Margin (%)	12.3%	21.7%	22.2%	15.0%	18.3%	19.9%
Adjusted EBITDA (R$, Million)	**36**	**172**	**166**	**72**	**445**	**107**
Adjusted EBITDA Margin (%)	3.9%	13.7%	13.5%	6.2%	9.8%	10.9%

Halal DDP	1Q19	2Q19	3Q19	4Q19	2019	1Q20
Volume (Thousand Tons)	**177**	**183**	**172**	**184**	**716**	**184**
Poultry (In Natura)	143	149	140	153	586	154
Pork and Others (In Natura)	1	1	1	0	3	0
Processed foods	33	33	31	30	128	30
Net Operating Revenues (R$, Million)	**1,442**	**1,574**	**1,349**	**1,456**	**5,821**	**1,702**
Average price (R$/Kg)	8.13	8.62	7.84	7.90	8.13	9.27
COGS	(993)	(1,057)	(1,008)	(1,102)	(4,160)	(1,288)
Gross Profit (R$, Million)	**449**	**517**	**341**	**354**	**1,661**	**413**
Gross Margin (%)	31.1%	32.9%	25.3%	24.3%	28.5%	24.3%
Adjusted EBITDA (R$, Million)	**244**	**273**	**183**	**124**	**824**	**165**
Adjusted EBITDA Margin (%)	17.0%	17.4%	13.6%	8.5%	14.2%	9.7%

BRF S.A. | MANAGEMENT REPORT ON 1Q20 RESULTS 24

1.          COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix and Banvit, present mainly in Brazil, Turkey and Middle Eastern countries.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

1.1.            Equity interest

				% equity interest
Entity		Main activity	Country	03.31.20	12.31.19

BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	99.90	99.90
BRF Global Company Nigeria Ltd.	(a)	Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.	(a)	Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	0.10	0.10
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
BRF Hungary LLC		Import and commercialization of products	Hungary	100.00	100.00
Compañía Paraguaya Comercial S.A.	(a)	Import and commercialization of products	Paraguay	99.00	99.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.		Holding	Argentina	5.00	5.00
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.		Holding	Argentina	95.00	95.00
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
Perdigão International Ltd.		Import and export of products	Cayman Island	100.00	100.00
BFF International Ltd.		Financial fundraising	Cayman Island	100.00	100.00
Highline International	(a)	Financial fundraising	Cayman Island	100.00	100.00
Sadia Overseas Ltd.	(a)	Financial fundraising	Cayman Island	100.00	100.00
ProudFood Lda		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
BRF Global Namíbia	(a)	Import and commercialization of products	Namibia	100.00	100.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
BRF Austria GmbH		Holding	Austria	100.00	100.00
One Foods Holdings Ltd		Holding	United Arab Emirates	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	United Arab Emirates	49.00	49.00
Badi Ltd.		Holding	United Arab Emirates	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	75.00	75.00
BRF Al Yasra Food K.S.C.C. ("BRF AFC")		Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")		Import, commercialization and distribution of products	Oman	70.00	70.00
FFM Further Processing Sdn. Bhd.		Industrialization, import and commercialization of products	Malaysia	70.00	70.00
FFQ GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	0.01	0.01
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE		Marketing and logistics services	United Arab Emirates	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	99.99	99.99
One Foods Malaysia SDN. BHD.		Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC		Import, commercialization and distribution of products	United Arab Emirates	49.00	49.00
Federal Foods Qatar		Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	0.01	0.01
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.94	99.94
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
PP-BIO Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
ProudFood Lda		Import and commercialization of products	Angola	10.00	10.00
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	99.99	99.99
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00	100.00
Sadia Chile S.A.		Import, export and marketing of products	Chile	60.00	60.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	5.10	5.10
Compañía Paraguaya Comercial S.A.	(a)	Import and commercialization of products	Paraguay	1.00	1.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	94.90	94.90
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.06	0.06
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	0.01	0.01

(a)   Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.

Except for the associates PP-BIO and PR-SAD in which the Company records the investments by the equity method, all other subsidiaries shown in the table were consolidated.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

1.2.            Investigations involving BRF

The Company has been subject to two external investigations, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as detailed below. The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees in the scope of the aforementioned operations and other ongoing investigations.

For the three-month period ended on March 31, 2020, the main impacts observed as result of the referred investigations were recorded in other operating expenses in the amount of R$12,301 (R$11,113 on March 31, 2019), mostly related to expenditures with lawyers, legal advisors and consultants.

In addition to the impacts already registered, there are uncertainties about the outcome of these operations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses.

The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company’s financial position, results and cash flows in the future.

1.2.1.       Carne Fraca Operation

On March 17, 2017, BRF became aware of a decision issued by a judge of the 14th Federal Court of Curitiba - Paraná, authorizing the search and seizure of information and documents, and the detention of certain individuals in the context of the Carne Fraca Operation. Two BRF employees were detained and subsequently released, as well as three others were identified for questioning.

In April 2017, the Brazilian Federal Police and the Brazilian federal prosecutors filed charges against BRF employees, which were accepted by the judge responsible for the process, and its main allegations in this phase involved misconduct related to improper offers and/or promises to government inspectors.

On June 04, 2018, the Company was informed about the establishment of a responsibility administrative process (“PAR”) by the Office of the Comptroller General (“CGU”), under the Law Nº 12,846/2013 (“Anti-corruption Law”), which aims to verify eventual administrative responsibilities related to the facts object of the criminal lawsuit Nº 5016879-04.2017.4.04.7000, (“Criminal Lawsuit”) in progress under the 14th Federal Court of the subsection of Curitiba/PR, as a consequence of the Carne Fraca Operation.

BRF has informed certain regulators and governmental entities, including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) about the Carne Fraca Operation and is cooperating with such authorities, which are conducting their own investigations.

On September 28, 2018, the sentence of the Criminal Lawsuit in first instance was published, discharging one of the BRF employees and convicting a former employee for six months of detention with the possibility of substitution for a right-restricting penalty. The Brazilian federal prosecutors presented appeal to the first instance decision. The appeal is being analyzed by the Federal Regional Court of the 4th region.

1.2.2.       Trapaça Operation

On March 5, 2018, the Company learned of a decision issued by a judge of the 1st Federal Court of Ponta Grossa/PR, authorizing the search and seizure of information and documents due to allegations involving misconduct relating to quality violations, improper use of feed components and falsification of tests at certain BRF manufacturing plants and accredited labs. Such operation was denominated as Trapaça Operation. On March 5, 2018, BRF received notice from the Ministry of Agriculture, Livestock and Food Supply (“MAPA”) immediately suspending exports from its Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to 12 countries that require specific sanitary requirements for the control of the bacteria group Salmonella spp and Salmonella pullorum.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

On May 14, 2018, the Company received the formal notice that twelve plants located in Brazil were removed from the list that permits imports of animal origin products by the European Union’s countries. The measure came into force as of May 16, 2018 and affects only the plants located in Brazil and which have export licenses to the European Union, not affecting the supply to other markets or other BRF plants located outside Brazil and that export to the European market.

On October 15, 2018, the Federal Police Department submitted to the 1st Federal Criminal Court of the Judicial Branch of Ponta Grossa – PR the final report of its investigation in connection to the Trapaça Operation. The police inquiry indicted 43 people, including former key executives of the Company.

On December 04, 2019, the Public Prosecution filed charges against eleven people related to allegations about Premix (compound of vitamins, minerals, and amino acids for the inclusion of micro ingredients in the feed for the ideal nutrition of the animals) as outcome of the Trapaça Operation. No administration member, director or executive in current management position has been identified. Of the employees who were identified, only one person still remained active in his function and has preventively been removed after the filing of the charges, according to the current policy of the Company, which provides removal until the resolution of the case.

BRF informed certain regulators and government entities, including SEC and DOJ about the Trapaça Operation and has been cooperating with such authorities, which are conducting their own investigations.

1.2.3.       Governance enhancement

The Company is cooperating with the investigations and collaborates to the clarification of the facts. The Company has been taking actions to strengthen the compliance with its policies, procedures and internal controls. In this sense, the Company has decided to move away, independently of the results of the investigations, all employees mentioned in the Federal Police’s final report of the Trapaça Operation until all facts are clarified.

The Company believes that its efforts strengthens and consolidates its governance to ensure the highest levels of safety standards, integrity and quality.

Among the actions implemented, are: (i) strengthening in the risk management, specially compliance, (ii) continuous strengthening of the  Compliance, Internal Audit and Internal Controls departments, (iii) review and issuance of new policies and procedures specifically related to applicable anticorruption laws, (iv) review and enhancement of the procedures for reputational verification of business partners, (v) review and enhancement of the processes of internal investigation, (vi) expansion of the independent reporting channel, (vii) review of transactional controls, and (viii) review and issuance of new consequence policy for misconduct.

1.3.            U.S. Class Action

On March 12, 2018, a shareholder class action lawsuit was filed against the Company, some of its former managers and one current officer before the United States Federal District Court in the city of New York, on behalf of holders of American Depositary Receipts (“ADR”) between April 4, 2013 and March 5, 2018. The suit alleged violations of the federal securities laws of the United States related to allegations concerning, among other matters, Carne Fraca Operation and Trapaça Operation. On July 2, 2018, that Court appointed the City of Birmingham Retirement and Relief System lead plaintiff in the action. On October 25, 2019, the Court granted lead plaintiff leave to file a Fourth Amended Complaint, which was filed on November 8, 2019. On December 13, 2019, the served defendants filed a motion to dismiss. On January 21, 2020, the Lead Plaintiff filed its opposition motion and, on February 11, 2020, the defendants filed a response.

On March 27, 2020 the parties reached an agreement to settle this class action by payment of an amount equivalent to R$204,436 (USD40,000), to resolve all pending and prospective claims by individuals or entities who purchased or otherwise acquired BRF’s ADRs between April 4, 2013 and March 5, 2018. The settlement is subject to court ratification and execution of final settlement documentation.

The agreement does not constitute any admission of liability or wrongdoing by BRF or its executives and expressly provides that BRF denies any misconduct or that any plaintiff has suffered any damages or was harmed by any conduct alleged in this action.

The provision for the aforementioned amount was recognized in other operating expenses (note 27).

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

1.4.            Coronavirus (COVID-19)

On January 31, 2020 the World Health Organization (WHO) announced that the COVID-19 is a global health emergency and on March 11, 2020 declared it a global pandemic. The outbreak has triggered significant decisions from governments and private sector entities, which in addition to the potential impact, increased the uncertainty level for the economic agents and may cause effects in the amounts recognized in the financial statements.

BRF continues to operate its industrial complexes, distribution centers, logistics, supply chain and administrative offices, even if temporarily and partially under remote work regime in some of the corporate offices. Therefore, until the date of approval of the interim financial information, there has been no relevant change in its production plan, operation and/or commercialization. Additionally, management has developed and implemented contingency plans to maintain the operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the public health area and consultants.

Customers from certain regions and channels in which the Company runs businesses are being affected, mainly by the measures of social distancing imposed by authorities. The Company foresees an increase in the default rates during the second quarter of 2020 and a consequent increase in the expected credit losses. The impacts of these increase in the expected credit losses are registered in the interim financial information (note 6).

Aiming to preventively strengthen its liquidity level during this period of high volatility, additionally to the strategies described in note 24 and to the active revolving credit facility not disbursed (note 15.1), during March and April of 2020 the Company contracted and disbursed credit facilities with financial institutions in Brazil in the aggregate amount of, approximately, R$1,830,000 and average term of one year, without any financial covenant clause. Considering the current liquidity level, the additional initiatives mentioned above, other credit lines under negotiation and the perspectives for the short and medium term, the management does not foresee relevant impacts that could compromise the operating and financial capacity affecting the Company’s continuity.

The management also understands that the projections of results and cashflows used for the impairment test of the cash generating units are still substantially adequate and there is no need for recognizing losses until this moment. Due to the high volatility and uncertainty around the length and the impact of the pandemic, the Company will keep monitoring the situation and evaluating the impacts on assumptions and estimates used in preparing our financial reporting.

1.5.            Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2020 will be held between April 24, 2020 and May 23, 2020.

2.          BASIS OF PREPARATION AND PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The parent company’s and consolidated interim financial information were prepared in accordance with the CPC 21 (R1) – Interim Financial Statements and the IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board - IASB as well as with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”). All the relevant information applicable to the interim financial information, and only them, are being evidenced and correspond to those used by administration in its management.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

The parent company’s and consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”) and the disclosures of amounts in other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of the parent company’s and consolidated interim financial information require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The parent company’s and consolidated interim financial information were prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)         derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii)        share-based payments and employee benefits measured at fair value;

(iii)       biological assets measured at fair value; and

(iv)       assets held for sale in the cases the fair value is lower than historical cost.

The Company prepared parent company’s and consolidated financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information was prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2019 (note 3).

There were no changes on such policies and estimates calculation methodologies. As allowed by CPC 21 (R1), Management decided not to disclose again the details of the accounting policies adopted by the Company. Hence, the interim financial information should be read along with the annual financial statements for the year ended December 31, 2019, in order to allow the users to further understand the Company’s financial conditions and liquidity, as well as its capacity to generate profits and cash flows.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

4.          CASH AND CASH EQUIVALENTS

	Average rate (p.a.)	Parent company		Consolidated
		03.31.20	12.31.19	03.31.20	12.31.19
Cash and bank accounts
U.S. Dollar	-	-	403	1,673,451	1,356,128
Brazilian Reais	-	59,892	166,506	60,739	167,051
Euro	-	11,091	3,813	66,976	71,626
Other currencies	-	12	180	1,217,686	694,982
		70,995	170,902	3,018,852	2,289,787
Cash equivalents
In Brazilian Reais
Investment funds	1.03%	3,654	3,507	3,654	3,507
Bank deposit certificates	3.46%	3,468,565	869,473	3,484,021	879,758
		3,472,219	872,980	3,487,675	883,265
In U.S. Dollar
Term deposit	3.22%	331,125	254,583	364,986	270,714
Overnight	0.07%	69,966	70,515	1,089,474	689,874
Other currencies
Term deposit	-	-	-	-	104,145
		401,091	325,098	1,454,460	1,064,733
		3,944,305	1,368,980	7,960,987	4,237,785

5.          MARKETABLE SECURITIES

			Average interest rate (p.a.)	Parent company		Consolidated
	WAM (1)	Currency		03.31.20	12.31.19	03.31.20	12.31.19
Fair value through other comprehensive income
Credit linked note	3.15	USD	3.85%	-	-	22,236	19,285
Stocks	-	R$ and HKD	-	-	-	33,466	26,678
				-	-	55,702	45,963
Fair value through profit and loss
Financial treasury bills	4.14	R$	3.65%	307,184	396,994	307,184	396,994
Investment funds - FIDC BRF	3.71	R$	-	15,490	14,891	15,490	14,891
Investment funds	0.09	ARS	-	-	-	1,893	1,903
				322,674	411,885	324,567	413,788
Amortized cost
Sovereign bonds and others (2)	3.08	AOA	3.82%	-	-	332,986	265,783
				322,674	411,885	713,255	725,534

Current				307,184	396,994	331,313	418,182
Non-current (3)				15,490	14,891	381,942	307,352

(1)       Weighted average maturity in years.

(2)       It’s comprised of securities of the Angola Government and are shown net of expected losses on marketable securities in the amount of R$20,414 (R$1,983 on December 31, 2019).

(3)       Maturity is September 01, 2025.

Additionally, as of March 31, 2020, the amount of R$172,580 (R$100,435 on December 31, 2019) was pledged as guarantee, with no use restrictions, for USD denominated future contracts, traded on B3.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

6.          TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

	Parent company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Trade accounts receivable
Domestic customers	1,019,976	1,333,344	1,035,709	1,336,762
Domestic related parties	521	800	-	-
Foreign customers	526,667	457,413	2,585,021	2,215,050
Foreign related parties	7,328,571	4,779,202	-	-
	8,875,735	6,570,759	3,620,730	3,551,812
( - ) Adjustment to present value	(5,729)	(8,522)	(7,446)	(10,121)
( - ) Expected credit losses	(582,851)	(457,505)	(643,029)	(503,848)

	8,287,155	6,104,732	2,970,255	3,037,843

Current	8,280,561	6,097,935	2,963,661	3,031,046
Non-current	6,594	6,797	6,594	6,797

Other receivables	147,488	150,156	150,235	153,799
( - ) Adjustment to present value	(1,513)	(1,936)	(1,513)	(1,936)
( - ) Expected credit losses	(27,634)	(27,986)	(28,029)	(27,986)

	118,341	120,234	120,693	123,877

Current	56,733	56,002	59,086	59,645
Non-current (1)	61,608	64,232	61,607	64,232

(1)       Weighted average maturity of 2.59 years.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), whose sole purpose is to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On March 31, 2020, FIDC BRF had an outstanding balance of R$720,585 (R$730,251 on December 31, 2019) related to such credit rights, which are no longer recorded in the Company’s statement of financial position.

On March 31, 2020, other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$103,418 (R$109,419 on December 31, 2019).

The movements of the expected credit losses are shown below:

	Parent company	Consolidated
	03.31.20	03.31.20
Beginning balance	(457,505)	(503,848)
Provision	(31,101)	(32,937)
Write-offs	2,751	2,778
Exchange rate variation	(96,996)	(109,022)
Ending balance	(582,851)	(643,029)

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Not overdue	8,288,974	6,028,415	2,713,588	2,820,308
Overdue
01 to 60 days	26,897	29,232	262,187	143,303
61 to 90 days	2,443	5,549	13,601	19,409
91 to 120 days	4,893	1,568	10,602	3,723
121 to 180 days	6,938	876	14,290	3,934
181 to 360 days	2,307	5,166	9,566	20,748
More than 360 days	543,283	499,953	596,896	540,387
( - ) Adjustment to present value	(5,729)	(8,522)	(7,446)	(10,121)
( - ) Expected credit losses	(582,851)	(457,505)	(643,029)	(503,848)
	8,287,155	6,104,732	2,970,255	3,037,843

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

7.          INVENTORIES

	Parent company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Finished goods	1,600,401	1,302,419	2,901,553	2,257,119
Work in progress	165,214	147,022	168,221	149,470
Raw materials	912,776	721,278	1,012,195	803,520
Packaging materials	61,370	57,915	67,920	60,715
Secondary materials	383,295	367,311	390,240	375,744
Supplies	169,894	168,248	198,674	205,399
Imports in transit	43,714	61,021	43,714	61,021
Other	17,873	5,252	34,296	19,266
(-) Adjustment to present value	(51,664)	(44,319)	(51,669)	(44,338)
	3,302,873	2,786,147	4,765,144	3,887,916

The additions and reversals of provisions for losses on inventories, which were recorded under the item Cost of Goods Sold, are shown in the table below:

	Parent company
				03.31.20
	Provision for adjustment to realizable value	Provision for deterioration	Provision for obsolescence	Total
Beginning balance	(9,075)	(37,729)	(8,416)	(55,220)
Additions	(8,915)	(18,397)	(1,197)	(28,509)
Reversals	10,196	-	-	10,196
Write-offs	-	24,411	702	25,113
Ending balance	(7,794)	(31,715)	(8,911)	(48,420)

	Consolidated
				03.31.20
	Provision for adjustment to realizable value	Provision for deterioration	Provision for obsolescence	Total
Beginning balance	(10,712)	(42,526)	(14,919)	(68,157)
Additions	(13,200)	(22,030)	(3,505)	(38,735)
Reversals	12,081	-	-	12,081
Write-offs	-	29,007	2,329	31,336
Exchange rate variation	499	(741)	(185)	(427)
Ending balance	(11,332)	(36,290)	(16,280)	(63,902)

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

8.          BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are shown below:

	Parent company
							03.31.20
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	557,773	987,354	1,545,127	350,285	337,804	328,553	1,016,642
Additions/Transfer	2,204,547	1,583,035	3,787,582	14,477	76,211	10,897	101,585
Changes in fair value (1)	452,669	107,617	560,286	7,021	(40,032)	-	(33,011)
Harvest	-	-	-	-	-	(15,069)	(15,069)
Write-off	-	-	-	-	-	(85)	(85)
Transfer between current and non-current	15,889	21,107	36,996	(15,889)	(21,107)	-	(36,996)
Transfer to assets held for sale	-	-	-	-	-	224	224
Transfer to inventories	(2,657,081)	(1,648,080)	(4,305,161)	-	-	-	-
Ending balance	573,797	1,051,033	1,624,830	355,894	352,876	324,520	1,033,290

	Consolidated
							03.31.20
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	615,685	987,354	1,603,039	414,668	337,804	328,553	1,081,025
Additions/Transfer	2,207,218	1,583,035	3,790,253	23,199	76,211	10,897	110,307
Changes in fair value (1)	459,377	107,617	566,994	2,402	(40,032)	-	(37,630)
Harvest	-	-	-	-	-	(15,069)	(15,069)
Write-off	-	-	-	-	-	(85)	(85)
Transfer between current and non-current	15,889	21,107	36,996	(15,889)	(21,107)	-	(36,996)
Transfer between held for sale	-	-	-	-	-	224	224
Transfer to inventories	(2,657,081)	(1,648,080)	(4,305,161)	-	-	-	-
Exchange variation	10,402	-	10,402	11,088	-	-	11,088
Ending balance	651,490	1,051,033	1,702,523	435,468	352,876	324,520	1,112,864

(1)       The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$186,261 (R$728,904 on December 31, 2019) at the parent company and R$207,052 (R$798,239 on December 31, 2019) in the consolidated.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

The quantities and balances of live animal are set forth below:

	Parent company
	03.31.20		12.31.19
	Quantity (thousand of heads)	Value	Quantity (thousand of heads)	Value
Consumable biological assets
Immature poultry	161,273	573,797	170,071	557,773
Immature pork	4,178	1,051,033	4,098	987,354
Total current	165,451	1,624,830	174,169	1,545,127

Production biological assets
Immature poultry	5,931	129,006	6,093	129,837
Mature poultry	10,340	226,888	10,329	220,448
Immature pork	201	81,965	211	77,027
Mature pork	452	270,911	455	260,777
Total non-current	16,924	708,770	17,088	688,089
	182,375	2,333,600	191,257	2,233,216

	Consolidated
	03.31.20		12.31.19
	Quantity (thousand of heads)	Value	Quantity (thousand of heads)	Value
Consumable biological assets
Immature poultry	180,805	651,490	189,602	615,685
Immature pork	4,178	1,051,033	4,098	987,354
Total current	184,983	1,702,523	193,700	1,603,039

Production biological assets
Immature poultry	6,840	164,113	7,042	160,415
Mature poultry	11,720	271,355	11,554	254,253
Immature pork	201	81,965	211	77,027
Mature pork	452	270,911	455	260,777
Total non-current	19,213	788,344	19,262	752,472
	204,196	2,490,867	212,962	2,355,511

The Company has forests pledged as collateral for financing and tax/civil contingencies in the amount of R$81,722 in the parent company and in the consolidated (R$62,408 in the parent company and in the consolidated at December 31, 2019).

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

9.          RECOVERABLE TAXES

	Parent company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Recoverable taxes
ICMS ("State VAT")	1,479,215	1,476,595	1,687,883	1,635,664
PIS and COFINS ("Federal Taxes to Social Fund Programs")	3,038,764	2,986,235	3,040,187	2,990,313
IPI ("Federal VAT")	868,299	848,862	868,301	848,865
INSS ("Brazilian Social Security")	252,937	255,950	252,960	255,967
Other	40,638	41,048	41,531	80,144
(-) Provision for losses	(182,203)	(167,194)	(182,688)	(167,674)
	5,497,650	5,441,496	5,708,174	5,643,279

Current	275,517	274,480	486,067	473,732
Non-current	5,222,133	5,167,016	5,222,107	5,169,547

Recoverable income tax and social contribution
Income and social contribution tax ("IR/CS")	253,364	313,704	404,053	430,778
(-) Provision for losses	(8,985)	(8,985)	(9,029)	(9,029)
	244,379	304,719	395,024	421,749
Current	47,976	40,291	192,467	152,486
Non-current	196,403	264,428	202,557	269,263

The rollforward of the provision for realization of recoverable taxes are set forth below:

	Parent company
						03.31.20
	ICMS	PIS and COFINS	IR/CS	IPI	Other	Total
Beginning balance	(141,193)	(16,922)	(8,985)	(3,818)	(5,261)	(176,179)
Additions	(22,529)	-	-	-	-	(22,529)
Write-offs	2,729	2,694	-	2,097	-	7,520
Ending balance	(160,993)	(14,228)	(8,985)	(1,721)	(5,261)	(191,188)

	Consolidated
						03.31.20
	ICMS	PIS and COFINS	IR/CS	IPI	Other	Total
Beginning balance	(141,193)	(16,922)	(9,029)	(3,818)	(5,741)	(176,703)
Additions	(22,529)	-	-	-	-	(22,529)
Write-offs	2,729	2,694	-	2,097	-	7,520
Exchange rate variation	-	-	-	-	(5)	(5)
Ending balance	(160,993)	(14,228)	(9,029)	(1,721)	(5,746)	(191,717)

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

10.      INCOME AND SOCIAL CONTRIBUTION TAXES

10.1.        Deferred income and social contribution taxes

	Parent company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Assets
Tax loss carryforwards (corporate income tax)	1,779,025	1,780,424	1,784,253	1,785,027
Negative calculation basis (social contribution tax)	682,215	680,518	684,097	682,175

Temporary differences - Assets
Provisions for tax, civil and labor risks	493,335	477,538	493,335	477,538
Suspended collection taxes	33,573	31,069	33,573	31,069
Expected credit losses	179,433	135,219	179,490	135,374
Provision for losses on tax credits	69,812	60,771	69,812	60,771
Provision for other obligations	153,780	93,619	153,780	93,619
Employees' profit sharing	26,945	66,166	26,945	66,166
Provision for inventory losses	16,326	18,657	16,389	18,718
Employees' benefits plan	207,148	202,228	207,148	202,228
Difference on tax x accounting basis for leases	44,908	37,492	44,908	37,492
Unrealized losses on derivatives	466,307	-	466,307	-
Other temporary differences	36,084	35,568	48,579	66,458
	4,188,891	3,619,269	4,208,616	3,656,635

Temporary differences - Liabilities
Unrealized fair value gains	(14,912)	(11,998)	(14,912)	(11,998)
Difference on tax x accounting basis for goodwill amortization	(319,876)	(319,592)	(319,876)	(319,592)
Difference on tax x accounting basis for depreciation (useful life)	(816,212)	(802,844)	(816,212)	(802,844)
Estimated annual effective tax rate - CPC 21	(4,640)	-	(4,640)	-
Business combination - Sadia (1)	(645,273)	(622,203)	(668,070)	(640,318)
Unrealized gains on derivatives	-	(43,428)	-	(43,428)
Other - exchange rate variation	-	-	(87,330)	(69,142)
Other temporary differences	(12,232)	(10,710)	(10,074)	(8,761)
	(1,813,145)	(1,810,775)	(1,921,114)	(1,896,083)

Total deferred tax	2,375,746	1,808,494	2,287,502	1,760,552

Total Assets	2,375,746	1,808,494	2,395,469	1,845,862
Total Liabilities	-	-	(107,967)	(85,310)
	2,375,746	1,808,494	2,287,502	1,760,552

(1)       The deferred tax asset on the Sadia business combination was recorded on the amortization difference between the accounting and tax goodwill calculated on the purchase price allocation date. The deferred tax liability on the Sadia business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The roll-forward of deferred tax assets is set forth below:

	Parent company	Consolidated
	January to March 2020	January to March 2020

Beginning balance	1,808,494	1,760,552
Deferred income and social contribution recognized in the statement of income	50,464	29,907
Deferred income and social contribution recognized in other comprehensive income	516,489	516,489
Other	299	(19,446)
Ending balance	2,375,746	2,287,502

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

10.2.        Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as they are settled or realized. The period of settlement or realization of such differences is subject to externalities and is linked to several factors that are not under the control of Management.

In estimating the realization of deferred tax credits recorded on tax losses and negative social contribution basis, Management considers its budget and strategic plans, adjusted based on the estimates of the main tax additions and exclusions, which were approved by the Board of Directors as recommended by the Company’s Fiscal Council. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as shown below:

	Parent company	Consolidated
April to december 2020	53,685	53,685
2021	100,037	100,037
2022	159,307	159,307
2023	267,209	267,209
2024	291,568	291,568
2025 to 2027	945,298	945,298
2028 onwards	644,136	651,246
	2,461,240	2,468,350

The deferred tax credits on tax losses and negative social contribution basis related to the parent company and its subsidiaries domiciled in Brazil do not expire.

10.3.        Income and social contribution taxes reconciliation

	Parent company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19

Income (loss) before income and social contribution - continued operations	(96,385)	(302,200)	(51,790)	(290,067)
Nominal tax rate	34%	34%	34%	34%
Credit (expense) at nominal rate	32,771	102,748	17,609	98,623

Reconciling items
Income from associates and joint ventures	1,355,666	72,205	-	(4,056)
Difference of tax rates on results of foreign subsidiaries	-	-	563,394	70,990
Difference of funcional currency of foreign subsidiaries	-	-	770,679	(3,894)
Deferred tax assets not recognized (1)	(1,332,416)	(54,336)	(1,332,416)	(54,336)
Penalties	(4,064)	-	(4,064)	-
Investment grant	10,534	-	10,534	-
Estimated annual effective tax rate - CPC 21	(4,640)	196,959	(4,640)	196,959
Reversal (recognition) of provision with no deferred tax constituted	-	(130,390)	-	(130,390)
Other permanent differences	(7,387)	2,951	(7,538)	2,893
	50,464	190,137	13,558	176,789

Current income tax	-	-	(16,349)	(24,100)
Deferred income tax	50,464	190,137	29,907	200,889

(1)       Amount related to the non-recognition of deferred tax on tax losses and negative basis in the amount of R$3,918,871 in the parent company and in the consolidated, due to limiting the ability of realization (note 10.2).

The Company’s management determined that the total profits recorded by the holdings of its wholly owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in wholly owned subsidiaries.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by wholly owned subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

11.      JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Parent company
				03.31.20
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	244,977	301,739	28,965	575,681
Additions	-	31,802	4,051	35,853
Reversals	(33)	(13,661)	(3)	(13,697)
Write-offs	(902)	(28,928)	(205)	(30,035)
Interest	1,567	5,827	599	7,993
Ending balance	245,609	296,779	33,407	575,795

	Consolidated
				03.31.20
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	244,977	301,808	28,965	575,750
Additions	-	31,802	4,051	35,853
Reversals	(33)	(13,661)	(3)	(13,697)
Write-offs	(902)	(28,928)	(205)	(30,035)
Interest	1,567	5,829	599	7,995
Exchange rate variation	-	13	-	13
Ending balance	245,609	296,863	33,407	575,879

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

12.      INVESTMENTS

The rollforward of the investments in direct subsidiaries and affiliates of the parent company is set forth below:

	Subsidiaries												Affiliates
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	BRF Austria GmbH	PSA Labor. Veter. Ltda	Sadia Alimentos S.A.	Proud Food Lda	Sadia International Ltd.	Sadia Uruguay S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	PP-BIO Adm. Bem próprio S.A.	PR-SAD Adm. Bem próprio S.A.	Total
															03.31.20	12.31.19
a) Participation as of december 31, 2019
% of participation	100.00%	100.00%	99.94%	100.00%	100.00%	99.99%	43.10%	10.00%	100.00%	94.90%	0.01%	100.00%	33.33%	33.33%
Total number of shares and membership interests	7,176,530	1	100	18,741,856	100	5,463,850	594,576,682	150,000	900,000	2,444,753,091	10,000	14,249,459	-	-
Number of shares and membership interest held	7,176,530	1	100	18,741,856	100	5,463,849	256,253,695	15,000	900,000	2,319,989,778	1	14,249,459	-	-
													-
b) Information as of december 31, 2019
Share capital	68,067	6,523	1,186	32,664	313	5,564	25,315	20,740	-	8	2,933	-	-	-
Shareholders' equity	867	9,664,780	(216)	22,419	(73,715)	5,591	9,923	(192)	277,798	77,593	(28,263)	2,369	-	-
Income (loss) for the year	(164)	1,644,582	(75)	(1,752)	205,004	27	(3,123)	(66)	(24,254)	(20,254)	(2,958)	14	-	-

c) Movements of investments
Beginning balance	1,031	6,148,777	-	19,083	-	5,564	4,791	-	235,307	74,821	-	2,355	2,354	4,851	6,498,934	4,042,451
Result Movements
Income (loss)	(164)	3,784,584	(188)	(1,664)	205,004	27	(10,697)	(7)	29,745	(19,402)	-	14	-	-	3,987,252	1,186,569
Dividends and interests on shareholders' equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,665)
Capital movements
Capital increase	-	-	-	5,000	-	-	-	-	-	-	-	-	61	214	5,275	2,385
Capital transaction between subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,314,596
Acquisition (sale) of equity interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(67,444)
Closure of equity interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	90,834
Other
Other comprehensive income	-	(268,581)	85	-	(150,073)	-	10,183	(2)	12,746	18,187	-	-	-	-	(377,455)	(81,086)
Provision for losses on investments	-	-	103	-	(54,931)	-	-	9	-	-	-	-	-	-	(54,819)	128,757
Reversal of provision for losses on investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(109,463)
Ending balance	867	9,664,780	-	22,419	-	5,591	4,277	-	277,798	73,606	-	2,369	2,415	5,065	10,059,187	6,498,934

The Company owns other investments in the amount of R$583 in the parent company and R$9,249 in the consolidated (R$583 at parent company and R$7,676 in the consolidated on December 31, 2019).

On March 31, 2020, these associates, affiliates and joint ventures do not have any restriction to amortize their loans or advances to the Company.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

13.      PROPERTY, PLANT AND EQUIPMENT, NET

The rollforward of property, plant and equipment is set forth below:

	Parent company
	Weighted average depreciation rate (p.a.)	12.31.19	Additions	Disposals	Transfers (1)	03.31.20
Cost
Land		546,976	-	(2,963)	22,144	566,157
Buildings, facilities and improvements		9,558,475	59,938	(9,209)	52,070	9,661,274
Machinery and equipment		7,669,528	2,463	(32,447)	76,553	7,716,097
Furniture and fixtures		101,855	124	(227)	2,848	104,600
Vehicles		121,079	16,625	(341)	(3)	137,360
Construction in progress		335,872	109,134	-	(183,131)	261,875
Advances to suppliers		-	61	-	-	61
		18,333,785	188,345	(45,187)	(29,519)	18,447,424

Depreciation
Land (2)	20.77%	(4,258)	(1,451)	37	(1,799)	(7,471)
Buildings, facilities and improvements	9.53%	(3,126,532)	(142,665)	8,468	53,570	(3,207,159)
Machinery and equipment	6.64%	(3,790,298)	(112,947)	15,283	(60,340)	(3,948,302)
Furniture and fixtures	6.67%	(54,854)	(1,266)	193	6	(55,921)
Vehicles	27.88%	(24,541)	(9,255)	65	(1)	(33,732)
		(7,000,483)	(267,584)	24,046	(8,564)	(7,252,585)
		11,333,302	(79,239)	(21,141)	(38,083)	11,194,839

(1)       Refers to the transfer of R$38,554 for intangible assets, R$7 for biological assets and R$(478) for assets held for sale.

(2)       Land depreciation refers to right-of-use assets. The amount of R$1,051 of depreciation was recognized in the cost of formation of forests and will be realized in the result when it is exhausted (note 18.1).

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

	Consolidated
	Weighted average depreciation rate (p.a.)	12.31.19	Additions	Disposals	Transfers (1)	Exchange rate variation	03.31.20
Cost
Land		603,479	965	(2,963)	20,793	10,725	632,999
Buildings, facilities and improvements		10,148,798	111,994	(12,201)	51,254	161,209	10,461,054
Machinery and equipment		8,177,047	13,267	(33,198)	80,858	109,752	8,347,726
Furniture and fixtures		140,439	124	(284)	3,270	10,993	154,542
Vehicles		213,199	19,501	(11,349)	(1,199)	26,635	246,787
Construction in progress		348,907	102,272	-	(184,509)	2,375	269,045
Advances to suppliers		528	434	-	12	92	1,066
		19,632,397	248,557	(59,995)	(29,521)	321,781	20,113,219

Depreciation
Land (2)	22.31%	(5,086)	(1,449)	37	(1,850)	(151)	(8,499)
Buildings, facilities and improvements	9.20%	(3,263,801)	(162,484)	11,450	53,142	(38,901)	(3,400,594)
Machinery and equipment	6.60%	(3,950,250)	(123,182)	15,514	(61,214)	(39,497)	(4,158,629)
Furniture and fixtures	6.67%	(71,779)	(2,679)	235	6	(3,871)	(78,088)
Vehicles	33.97%	(64,592)	(20,016)	4,958	1,353	(13,456)	(91,753)
		(7,355,508)	(309,810)	32,194	(8,563)	(95,876)	(7,737,563)
		12,276,889	(61,253)	(27,801)	(38,084)	225,905	12,375,656

(1)       Refers to the transfer of R$38,555 for intangible assets, R$7 for biological assets and R$(478) to held for sale.

(2)       Land depreciation refers to right-of-use assets. The amount of R$1,051 of depreciation was recognized in the cost of formation of forests and will be realized in the result when it is exhausted (note 18.1)

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

The amount of capitalized borrowing costs during the three-month period ended on March 31, 2020 was of R$4,058 in the parent company and in the consolidated (R$5,302 in the parent company and R$5,324 in the consolidated on the three-month period ended on March 31, 2019). The weighted average rate used to determine the amount of borrowing costs subject to capitalization was 6.60% p.a. in the parent company and in the consolidated (6.13% p.a. in the parent company and 2.23% in the consolidated on March 31, 2019).

The property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company and Consolidated
	Type of collateral	03.31.20	12.31.19
Land	Financial/Tax	213,572	221,727
Buildings, facilities and improvements	Financial/Tax	1,494,019	1,499,808
Machinery and equipment	Financial/Labor/Tax/Civil	1,486,069	1,488,889
Furniture and fixtures	Financial/Tax	15,146	14,090
Vehicles	Financial/Tax	342	369
		3,209,148	3,224,883

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

14.      INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

		Parent company
	Weighted average amortization rate (p.a.)	12.31.19	Additions	Disposals	Transfers	03.31.20
Cost
Non-compete agreement		71,729	-	(379)	-	71,350
Goodwill for future profitability		1,783,655	-	-	-	1,783,655
Outgrowers relationship		14,604	-	-	-	14,604
Trademarks		1,152,885	-	-	-	1,152,885
Patents		6,205	-	-	-	6,205
Software		491,682	72,766	(35,625)	36,356	565,179
Intangible in progress		11,450	23,506	-	(6,366)	28,590
		3,532,210	96,272	(36,004)	29,990	3,622,468

Amortization
Non-compete agreement	38.67%	(57,690)	(3,997)	379	-	(61,308)
Outgrowers relationship	13.03%	(12,744)	(301)	-	-	(13,045)
Patents	19.05%	(5,524)	(118)	-	-	(5,642)
Software	24.97%	(316,720)	(30,587)	35,625	8,564	(303,118)
		(392,678)	(35,003)	36,004	8,564	(383,113)
		3,139,532	61,269	-	38,554	3,239,355

		Consolidated
	Weighted average amortization rate (p.a.)	12.31.19	Additions	Disposals	Transfers	Exchange rate variation	03.31.20
Cost
Non-compete agreement		99,229	-	(379)	-	7,542	106,392
Goodwill for future profitability		2,713,602	-	-	-	238,444	2,952,046
Outgrowers relationship		14,604	-	-	-	-	14,604
Trademarks		1,322,262	-	-	-	28,482	1,350,744
Patents		6,305	-	(106)	-	6	6,205
Customer relationship		892,758	-	-	-	205,896	1,098,654
Software		523,615	73,966	(35,625)	37,325	8,090	607,371
Intangible in progress		12,151	23,565	-	(7,334)	208	28,590
		5,584,526	97,531	(36,110)	29,991	488,668	6,164,606

Amortization
Non-compete agreement	28.94%	(74,190)	(5,514)	379	-	(4,760)	(84,085)
Outgrowers relationship	13.03%	(12,744)	(301)	-	-	-	(13,045)
Patents	19.05%	(5,626)	(118)	106	-	(13)	(5,651)
Customer relationship	7.33%	(242,263)	(18,135)	-	-	(60,364)	(320,762)
Software	24.66%	(341,624)	(31,941)	35,625	8,564	(6,642)	(336,018)
		(676,447)	(56,009)	36,110	8,564	(71,779)	(759,561)
		4,908,079	41,522	-	38,555	416,889	5,405,045

During the three-month period ended on March 31, 2020, Management did not identify any event that could indicate an impairment of such assets.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

15.      LOANS AND FINANCING

	Parent company
	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	12.31.19	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	03.31.20
Local currency

Working capital	Pre- fixed / CDI	5.95% (6.07% on 12.31.19)	1.0	3,312,639	1,040,000	(161,690)	(9,422)	48,642	-	4,230,169

Certificate of agribusiness receivables (2)	CDI / IPCA	6.40% (6.73% on 12.31.19)	2.5	1,597,447	-	-	-	29,691	-	1,627,138

Development bank credit lines	Pre- fixed / Selic / TJLP	5.17% (5.09% on 12.31.19)	0.1	45,516	-	(34,076)	(377)	477	-	11,540

Special program asset restructuring	IGPM	(12.22% on 12.31.19)	0.2	284,308	-	(287,621)	(5,142)	8,455	-	-

Debentures	CDI / IPCA	7.07% (7.40% on 12.31.19)	6.0	755,760	-	-	-	15,305	-	771,065

Fiscal incentives	Pre- fixed	2.40% (2.40% on 12.31.19)	-	5,720	17,801	-	(156)	167	-	23,532

				6,001,390	1,057,801	(483,387)	(15,097)	102,737	-	6,663,444

Foreign currency

Bonds	Pre- fixed + e.r. USD and EUR	4.37% (4.36% on 12.31.19)	5.8	8,407,975	(275)	-	(60,058)	131,824	2,423,784	10,903,250

Export credit facility	Pre- fixed/LIBOR + e.r. USD	4.37% (5.77% on 12.31.19)	3.2	2,019,639	-	-	(41,607)	42,695	501,818	2,522,545

				10,427,614	(275)	-	(101,665)	174,519	2,925,602	13,425,795
				16,429,004	1,057,526	(483,387)	(116,762)	277,256	2,925,602	20,089,239

Current				3,033,034						3,771,137
Non-current				13,395,970						16,318,102

(1)       Weighted average maturity is demonstrated in years.

(2)       The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

	Consolidated
	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	12.31.19	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	03.31.20
Local currency

Working capital	Pre-fixed / CDI	5.95% (6.07% on 12.31.19)	1.2	3,312,639	1,040,000	(161,690)	(9,422)	48,642	-	4,230,169

Certificate of agribusiness receivables (2)	CDI / IPCA	6.40% (6.73% on 12.31.19)	2.5	1,597,447	-	-	-	29,691	-	1,627,138

Development bank credit lines	Pre-fixed / Selic / TJLP	5.17% (5.09% on 12.31.19)	0.3	45,516	-	(34,076)	(377)	477	-	11,540

Debentures	CDI / IPCA	7.07% (7.40% on 12.31.19)	6.2	755,760	-	-	-	15,305	-	771,065

Special program asset restructuring	IGPM	(12.22% on 12.31.19)	0.2	284,308	-	(287,621)	(5,142)	8,455	-	-

Fiscal incentives	Pre-fixed	2.40% (2.40% on 12.31.19)	-	5,720	17,801	-	(156)	167	-	23,532

				6,001,390	1,057,801	(483,387)	(15,097)	102,737	-	6,663,444

Foreign currency

Bonds	Pre-Fixed + e.r. USD and EUR	4.37% (4.36% on 12.31.19)	6.0	10,407,484	(275)	-	(116,548)	157,430	3,008,282	13,456,373
				-
Export credit facility	Pre-Fixed / LIBOR + e.r. USD	4.37% (5.77% on 12.31.19)	3.2	2,019,640	-	-	(41,607)	42,694	501,818	2,522,545
				-
Working capital	Pre-Fixed + e.r. TRY	10.57% (16.56% on 12.31.19)	1.1	191,765	317,414	(182,446)	(11,557)	11,356	35,813	362,345

				12,618,889	317,139	(182,446)	(169,712)	211,480	3,545,913	16,341,263
				18,620,279	1,374,940	(665,833)	(184,809)	314,217	3,545,913	23,004,707

Current				3,132,029						3,880,548
Non-current				15,488,250						19,124,159

(1)       Weighted average maturity is demonstrated in years.

(2)       The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.

On March 31, 2020, the Company did not have any financial covenant clauses related to its loans and financing agreements.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

15.1.        Revolving Credit Facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, continuing with the strategy of extending its average debt maturity and reducing the cost of debt, on December 27, 2019, the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years. The referenced credit facility can be disbursed totally or partially, at the Company’s will, whenever necessary. As of March 31, 2020, the facility was available, but unused.

15.2.        Loans and financing maturity schedule

The maturity schedule of the loans and financing is as follows:

	Parent company	Consolidated
	03.31.20	03.31.20
Current	3,771,137	3,880,548
Non-current	16,318,102	19,124,159
April to december 2021	1,843,294	1,930,348
2022	2,670,656	2,828,936
2023	2,873,772	2,881,686
2024	2,946,361	2,946,361
2025 onwards	5,984,019	8,536,828
	20,089,239	23,004,707

15.3.        Guarantees

	Parent company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Total of loans and financing	20,089,239	16,429,004	23,004,707	18,620,279
Mortgage guarantees	35,072	51,237	35,072	51,237
Related to FINEM-BNDES	11,540	45,516	11,540	45,516
Related to tax incentives and other	23,532	5,721	23,532	5,721

On March 31, 2020, the amount of bank guarantees contracted by the Company was of R$660,988 (R$666,335 as of December 31, 2019) which were offered mainly in litigations involving the Company´s use of tax credits. These guarantees have an average cost of 1.79% p.a. (1.77% p.a. as of December 31, 2019).

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

16.      TRADE ACCOUNTS PAYABLE

	Parent company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Domestic suppliers
Third parties	5,393,775	4,921,902	5,403,810	4,930,424
Related parties	8,629	6,392	-	-
	5,402,404	4,928,294	5,403,810	4,930,424

Foreign suppliers
Third parties	460,596	404,068	1,114,008	915,611
	460,596	404,068	1,114,008	915,611

(-) Adjustment to present value	(54,031)	(49,253)	(54,045)	(49,269)
	5,808,969	5,283,109	6,463,773	5,796,766

Current	5,800,464	5,270,762	6,455,268	5,784,419
Non-current	8,505	12,347	8,505	12,347

On the trade accounts payable balance as of March 31, 2020, R$1,853,541 in the parent company and R$1,854,703 in the consolidated (R$1,434,152 in the parent company and R$1,435,025 in the consolidated as of December 31, 2019) corresponds to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

17.      SUPPLY CHAIN FINANCE

	Parent company and Consolidated
	03.31.20	12.31.19
Supply chain finance - Domestic suppliers	679,147	671,869
Supply chain finance - Foreign suppliers	258,049	182,126
	937,196	853,995

(-) Adjustment to present value	(9,787)	(11,958)
	927,409	842,037

The Company has partnerships with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers may choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, has not identified any material change in the existing commercial conditions with its suppliers. These operations are presented in the cash flow of operating activities.

On March 31, 2020, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the domestic market were set between 0.36% to 0.59% p.m. (0.38% to 0.67% p.m. on December 31, 2019).

On March 31, 2020, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.23% to 0.46% p.m. (0.32% to 0.46% p.m. on December 31, 2019).

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

18.      LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, integrated producers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the contract, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

18.1.        Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Parent company
	Weighted average depreciation rate (p.a.)	12.31.19	Additions	Disposals	Transfers	03.31.20
Cost
Land		20,499	-	(182)	20,751	41,068
Buildings		2,446,641	59,933	(1,387)	(2,487)	2,502,700
Machinery and equipment		114,571	1,085	(7,108)	-	108,548
Vehicles		112,917	16,625	(341)	-	129,201
Software		55,705	72,766	(35,624)	(18,264)	74,583
		2,750,333	150,409	(44,642)	-	2,856,100

Depreciation
Land	16.11%	(4,258)	(1,451)	37	(1,799)	(7,471)
Buildings	28.94%	(459,122)	(91,084)	869	(6,765)	(556,102)
Machinery and equipment	40.97%	(96,684)	(7,453)	6,476	-	(97,661)
Vehicles	28.74%	(18,550)	(9,133)	65	-	(27,618)
Software	45.21%	(44,815)	(8,313)	35,624	8,564	(8,940)
		(623,429)	(117,434)	43,071	-	(697,792)
		2,126,904	32,975	(1,571)	-	2,158,308

	Consolidated
	Weighted average depreciation rate (p.a.)	12.31.19	Additions	Disposals	Exchange rate variation	Transfers	03.31.20
Cost
Land		22,790	965	(182)	385	20,751	44,709
Buildings		2,615,883	111,820	(4,353)	47,152	(2,487)	2,768,015
Machinery and equipment		115,173	1,085	(7,155)	173	-	109,276
Vehicles		207,443	19,501	(11,349)	25,498	-	241,093
Software		55,705	72,766	(35,625)	-	(18,264)	74,582
		3,016,994	206,137	(58,664)	73,208	-	3,237,675

Depreciation
Land	16.51%	(5,086)	(1,450)	37	(151)	(1,799)	(8,449)
Buildings	29.15%	(512,836)	(106,776)	3,835	(17,227)	(6,765)	(639,769)
Machinery and equipment	40.99%	(96,958)	(7,524)	6,508	(90)	-	(98,064)
Vehicles	35.85%	(57,357)	(19,809)	4,958	(12,420)	-	(84,628)
Software	45.21%	(44,815)	(8,313)	35,625	-	8,564	(8,939)
		(717,052)	(143,872)	50,963	(29,888)	-	(839,849)
		2,299,942	62,265	(7,701)	43,320	-	2,397,826

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

18.2.        Lease liabilities

	Parent company
	WAM (1)	12.31.19	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	03.31.20

Land	6.8	18,707	83	(2,524)	(1,100)	1,101	(210)	17,501	33,558

Buildings	7.5	2,106,997	59,850	(84,784)	(21,246)	40,056	(693)	(17,501)	2,082,679

Machinery and equipment	1.1	25,349	1,085	(8,438)	(3,213)	3,214	(662)	-	17,335

Vehicles	2.8	100,362	16,625	(7,747)	(2,589)	2,589	(296)	-	108,944

Software	2.2	1,137	72,766	(7,705)	(1,181)	1,181	-	-	66,198

		2,252,552	150,409	(111,198)	(29,329)	48,141	(1,861)	-	2,308,714

Current		313,058							285,032
Non-current		1,939,494							2,023,682

(1)       Weighted average maturity, demonstrated in years.

	Consolidated
	WAM (1)	12.31.19	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	Exchange rate variation	03.31.20

Land	5.2	20,355	1,048	(2,708)	(1,235)	1,235	(210)	17,501	260	36,246

Buildings	4.6	2,227,026	111,737	(99,771)	(24,076)	42,888	(693)	(17,501)	31,266	2,270,876

Machinery and equipment	1.2	25,687	1,085	(8,509)	(3,219)	3,219	(676)	-	86	17,673

Vehicles	1.6	156,975	19,501	(16,099)	(3,744)	3,744	(6,770)	-	13,686	167,293

Software	2.2	1,137	72,766	(7,705)	(1,181)	1,181	-	-	-	66,198

		2,431,180	206,137	(134,792)	(33,455)	52,267	(8,349)	-	45,298	2,558,286

Current		376,628								364,208
Non-current		2,054,552								2,194,078

(1)       Weighted average maturity, demonstrated in years.

18.3.        Lease liabilities maturity schedule

The minimum future payments required for these finance leases are segregated as follows, and were recorded in current and non-current liabilities:

	Parent company	Consolidated
	03.31.20	03.31.20
Current	497,944	572,234
Non-current	1,810,770	1,986,052
April to december 2021	429,409	478,920
2022	344,186	385,848
2023	270,639	296,382
2024	224,001	229,699
2025 onwards	542,535	595,203
	2,308,714	2,558,286

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

18.4.        Incremental rates

The Company uses nominal incremental rates to measure its lease liabilities. The nominal and real interest rates are presented below.

	03.31.20		12.31.19
Contract Terms	Nominal rate% p.a.	Actual rate% p.a.	Nominal rate% p.a.	Actual rate% p.a.

1 year	5.69%	1.05%	8.46%	4.97%
2 years	6.64%	2.38%	9.49%	5.37%
3 years	6.81%	2.60%	10.60%	6.28%
4 years	-	-	11.43%	7.01%
5 years	-	-	11.84%	7.28%
6 years	-	-	12.13%	7.48%
8 years	-	-	12.43%	7.67%
9 years	-	-	12.51%	7.78%
10 years	-	-	12.61%	7.84%
11 years	-	-	12.68%	7.86%
13 years	-	-	12.81%	7.93%
14 years	-	-	12.86%	7.96%
15 years	-	-	12.90%	7.97%
18 years	-	-	13.01%	8.03%
20 years	-	-	13.12%	8.12%

The rates shown above on March 31, 2020 refer to the incremental rates used in contracts recognized in the first quarter of 2020 and the rates on December 31, 2019 refer to the rates used in contracts recognized in 2019.

18.5.        Amounts recognized in the statement of income

Below are the amounts directly recognized in the statement of income related to items exempt of recognition: low-value assets, short-term leases and leases with variable payments.

	Parent Company	Consolidated
	January to March 2020	January to March 2020
Variable payments not included in the lease liabilities	10,748	82,528
Expenses related to short-term assets	15,734	42,204
Expenses related to low-value assets	76	301
	26,558	125,033

19.      SHARE-BASED PAYMENT

The rules of stock options and restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2019 (note 20) and are unchanged for this period.

The breakdown of the outstanding granted stock options is set forth as follows:

Date			Quantity		Grant (1)	Strike price (1)
Grant date	Beggining of exercise	End of the exercise	Options granted	Outstanding options	Fair value of the option	Granting date	Updated IPCA

04.26.16	04.30.17	04.30.21	8,724,733	1,325,000	9.21	56.00	66.73
05.31.16	05.31.17	05.31.21	3,351,220	1,156,990	10.97	46.68	55.20
			12,075,953	2,481,990

(1)       Amounts expressed in Brazilian Reais.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

The breakdown of the restricted shares is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting period	Shares granted	Outstanding shares	Fair value of the shares

06.14.18	06.14.20	270,000	172,125	20.00
10.01.18	10.01.20	2,311,394	1,301,616	21.44
09.01.19	09.01.21	742,901	742,901	30.61
		3,324,295	2,216,642

(1)       Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares in the three-month period ended on March 31, 2020, is presented as follows:

Consolidated

Outstanding options/shares as of december 31, 2019	4,722,734
Issued - grant of 2019
Forfeiture:
Restricted shares - Grant of 2018	(12,592)
Stock options - Grant of 2016	(11,510)
Outstanding options/shares as of march 31, 2020	4,698,632

The weighted average exercise price of the outstanding options conditioned to services is R$61.36 (sixty Brazilian Reais and thirty-six cents) (R$60.96 as of December 31, 2019), and the weighted average remaining vesting term is 14 months (17 months as of December 31, 2019).

The Company has registered as capital reserve, under shareholders’ equity, the fair value of the options in the amount of R$262,034 (R$255,445 as of December 31, 2019). In the statement of income for the period ended March 31, 2020 the amount recognized as expense was R$6,589 (R$6,861 as of December 31, 2019).

20.      EMPLOYEES BENEFITS PLANS

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2019 (note 21) and have not been changed during this period. The actuarial liabilities are presented below:

	Parent company		Consolidated
	Liabilities		Liabilities
	03.31.20	12.31.19	03.31.20	12.31.19
Medical assistance	190,671	187,274	190,671	187,274
F.G.T.S. Penalty (1)	254,163	247,485	254,163	247,485
Award for length of service	106,288	103,284	106,288	103,284
Other	58,136	56,744	176,652	151,431
	609,258	594,787	727,774	689,474

Current	87,996	87,996	97,569	95,919
Non-current	521,262	506,791	630,205	593,555

(1)       FGTS – Government Severance Indemnity Fund for Employees

The Company estimated costs for the year of 2020 according to an appraisal report prepared in 2019 by an actuarial expert and recorded in the statement of income for the three-month period ended March 31, 2020 against comprehensive income a gain of R$6,388 in the parent company and R$6,341 in consolidated (R$918 in the parent company and R$583 in consolidated as of March 31, 2019).

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

21.      PROVISION FOR TAX, CIVIL, LABOR AND OTHER RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, tax, social security, labor, commercial and other processes.

Company’s Management believes that, based on the elements existing at the base date of the interim financial information, the provision for tax, civil, labor, commercial and other, risks is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

21.1.        Contingencies with probable losses

The rollforward of the provisions for tax, labor, civil, commercial and other risks classified as probable loss, and contingent liabilities is presented below:

	Parent company
					03.31.20
	Tax	Labor	Civil, commercial and other	Contingent liabilities (Business combination)	Total
Beginning balance	583,316	600,510	306,476	300,561	1,790,863
Additions	38,637	92,741	11,778	-	143,156
Reversals	(5,988)	(31,231)	(10,332)	(506)	(48,057)
Payments	(33,113)	(69,278)	(8,397)	-	(110,788)
Interest	18,847	29,240	14,829	-	62,916
Ending balance	601,699	621,982	314,354	300,055	1,838,090

Current					1,106,358
Non-current					731,732

	Consolidated
					03.31.20
	Tax	Labor	Civil, commercial and other	Contingent liabilities (Business combination)	Total
Beginning balance	583,464	603,074	307,177	300,654	1,794,369
Additions	38,636	92,911	11,778	-	143,325
Reversals	(5,987)	(31,232)	(10,332)	(506)	(48,057)
Payments	(33,113)	(69,278)	(8,397)	-	(110,788)
Interest	18,848	29,240	14,829	-	62,917
Exchange rate variation	30	449	118	18	615
Ending balance	601,878	625,164	315,173	300,166	1,842,381

Current					1,110,288
Non-current					732,093

21.2.        Contingencies with possible losses

The Company is involved in contingencies for which losses have been assessed as possible by Management with support from legal advisors, and for which no provision has been recorded. On March 31, 2020, the total amount of contingencies classified as possible was R$13,808,539 (R$13,299,190 as of December 31, 2019), of which R$300,166 (R$300,654 as of December 31, 2019) were recorded at fair value as a result of the business combination with Sadia, presented in the table above.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

22.      SHAREHOLDERS’ EQUITY

22.1.        Capital Stock

On March 31, 2020, the subscribed and paid capital of the Company was R$12,553,418, which is composed of 812,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$92,947, made on July 22, 2009.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 common book-entry shares with no par value.

22.1.1.   Breakdown of capital stock by nature

Parent company and Consolidated
	03.31.20	12.31.19
Common shares	812,473,246	812,473,246
Treasury shares	(713,446)	(713,446)
Outstanding shares	811,759,800	811,759,800

22.1.2.   Rollforward of outstanding shares

	Parent company
	Quantity of outstanding of shares
	03.31.20	12.31.19
Shares at the beginning of the year	811,759,800	811,416,022
Transfer of restricted shares	-	343,778
Shares at the end of the year	811,759,800	811,759,800

22.2.        Treasury shares

The Company has 713,446 shares in treasury, with an average cost of R$53.60 (fifty-three Brazilian Reais and sixty cents) per share, and market value corresponding to R$10,766.

On March 26, 2020, the Company’s Board of Directors approved the Company’s share buyback program up to the limit of 7,500,000 (seven million and five hundred thousand) common shares, in a 12-month term.

23.      EARNINGS (LOSS) PER SHARE

The basic earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares, by the weighted average quantity of available ordinary shares during the period.

The diluted earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares by the weighted average quantity of available ordinary shares during the period summed to the weighted average quantity of ordinary shares that would be available on the conversion of all potential dilutive ordinary shares (stock options and restricted shares). Since the share price on March 31, 2020 is lower than the strike price, the options do not have a dilutive effect.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

	Continued operations		Discontinued operations	Continued and discontinued operations
	January to March 2020	January to March 2019	January to March 2019	January to March 2019
Basic numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	(45,921)	(112,063)	(888,872)	(1,000,935)

Basic denominator
Common shares	812,473,246	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,759,800	811,416,158	811,416,158	811,416,158
Net earnings (loss) per share basic - R$	(0.06)	(0.14)	(1.10)	(1.23)

Diluted numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	(45,921)	(112,063)	(888,872)	(1,000,935)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,759,800	811,416,158	811,416,158	811,416,158
Weighted average number of outstanding shares - diluted	811,759,800	811,416,158	811,416,158	811,416,158
Net earnings (loss) per share diluted - R$	(0.06)	(0.14)	(1.10)	(1.23)

24.      FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

24.1.        Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy, as disclosed in the financial statements for the year ended on December 31, 2019.

24.2.        Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents.

On March 31, 2020, the Company held financial investments over R$100,000 at the following financial institutions: Al Rajhi Bank, Banco Bradesco, Banco BIC, Banco BNP Paribas, Banco do Brasil, Banco BTG Pactual, Banco Itaú, Banco Safra, Banco Santander, BBVA Banco Frances, Citibank, HSBC, J.P. Morgan Chase Bank, National Commercial Bank e Rabobank.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco Itaú, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Banco BNP Paribas, Citibank, Deutsche Bank, ING Bank, J.P. Morgan Chase Bank, Morgan Stanley e Rabobank.

24.3.        Capital management and liquidity risk

On March 31, 2020, the long term consolidated gross debt represented 77.9% (82.5% as of December 31, 2019) of the total gross indebtedness, which has an average term higher than four years.

The Company monitors the gross debt and net debt as set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

	Consolidated
	03.31.20			12.31.19
	Current	Non-current	Total	Total
Foreign currency debt	(434,069)	(15,907,194)	(16,341,263)	(11,006,524)
Local currency debt	(3,446,479)	(3,216,965)	(6,663,444)	(7,613,755)
Derivative financial liabilities	(1,533,176)	(38,629)	(1,571,805)	(153,612)
Gross debt	(5,413,724)	(19,162,788)	(24,576,512)	(18,773,891)

Marketable securities and cash and cash equivalents	8,292,300	381,942	8,674,242	4,963,319
Derivative financial assets	282,115	7,164	289,279	245,315
Restricted cash	24,361	-	24,361	296,294
Net debt	3,185,052	(18,773,682)	(15,588,630)	(13,268,963)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	03.31.20
	Book value	Contractual cash flow	2020	2021	2022	2023	2024	2025 onwards
Non derivative financial liabilities
Loans and financing	20,089,239	24,074,471	4,320,598	2,470,823	3,443,883	3,556,669	3,344,184	6,938,314
Trade accounts payable	5,808,969	5,863,000	5,854,495	2,777	2,921	2,700	107	-
Supply chain finance	927,409	937,196	937,196	-	-	-	-	-
Lease payables	2,308,714	2,875,161	532,053	482,199	412,974	346,972	306,852	794,111
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	18,272	1,442	-	1,442	-	-	-	-
Currency derivatives	1,460,164	1,244,684	1,230,154	14,530	-	-	-	-
Commodities derivatives	40,694	49,305	49,305	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	43,170	37,029	37,029	-	-	-	-	-

	Consolidated
	03.31.20
	Book value	Contractual cash flow	2020	2021	2022	2023	2024	2025 onwards
Non derivative financial liabilities
Loans and financing	23,004,707	27,829,517	4,577,538	2,632,950	3,720,104	3,677,862	3,457,256	9,763,807
Trade accounts payable	6,463,773	6,517,818	6,509,313	2,777	2,921	2,700	107	-
Supply chain finance	927,409	937,196	937,196	-	-	-	-	-
Lease payables	2,558,286	3,178,028	611,432	537,797	462,963	379,976	314,658	871,202
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	18,272	1442	0	1442	0	0	0	0
Currency derivatives	1,460,164	1244684	1230154	14530	0	0	0	0
Commodities derivatives	40,694	49306	49306	0	0	0	0	0
Financial instruments not designated as cash flow hedge
Currency derivatives	52,675	42,493	42,493	-	-	-	-	-

For the three-month period ended March 31, 2020, the Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated or substantially modified outside the normal course of business.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

24.4.        Market risk management

24.4.1.   Interest rate risk

The indebtedness is essentially linked to the fixed coupon (R$, USD and EUR), Interbank Deposit Certificate (“CDI”), Broad Consumer Price Index (“IPCA”) and London Interbank Offered Rate (“LIBOR”). In situations of adverse market changes that result in an increase in these rates, the cost of floating-rate debt rises and on the other hand, the cost of fixed-rate debt decreases in relative terms.

Regarding the marketable securities, the Company holds, mainly, instruments indexed by the CDI for investments in Brazil and fixed coupon in USD for investments in the foreign market.

The Company’s exposure to interest rates can be assessed in notes 5 and 15.

The derivative financial instruments hired to hedge the exposure to interest rates on March 31, 2020 were designated as hedge accounting and are shown in the table below:

03.31.20
Cash flow hedges - Derivative instruments	Maturity	Hedged Object	Asset	Liability	Notional		Fair value (R$)
Subsidiaries
Interest rate swap	3rd Qtr. 2021	Debt	118,00% CDI	5.60% p.a.	810,000	BRL	(14,866)
Interest rate swap	4th Qtr. 2021	Debt	118,00% CDI	5.72% p.a.	180,000	BRL	(3,406)

							(18,272)

24.4.2.   Foreign exchange risk

Foreign exchange risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

     i.    Statement of financial position exposure

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the statement of income are as follows, summarized in Brazilian Reais:

	Consolidated
	03.31.20	12.31.19 (1)

Cash and cash equivalents	3,427,107	2,591,746
Trade accounts receivable	6,148,216	4,892,708
Trade accounts payable	(744,256)	(601,007)
Loans and financing	(11,417,402)	(8,854,826)
Derivative financial instruments (hedge)	2,434,673	1,734,517
Other assets and liabilities, net	(436,691)	(162,341)

Exposure in result	(588,353)	(399,203)

(1)       Restated for better demonstration of the amount previously classified in Net Investments, which was relocated to corresponding assets and liabilities.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

The net P&L exposure is mainly composed of the following currencies:

Net P&L Exposure	03.31.20	12.31.19

Argentinian Peso (ARS)	(12,584)	(13,236)
Euros (EUR)	30,526	23,624
Pound Sterling (GBP)	8,187	6,949
Yen (JPY)	8,802	(17,285)
Rubles (RUB)	27,214	2,780
Turkish Liras (TRY)	(389,813)	(418,576)
U.S. Dollars (USD)	(260,685)	16,541
Total	(588,353)	(399,203)

The derivative financial instruments hired to hedge the foreign currency statement of financial position exposure on March 31, 2020 are not designated as hedge accounting and are set forth below:

03.31.20
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Average Rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	2nd Qtr. 2020	EUR	225,000	5.5740	44,592
Non-deliverable forward	USD	BRL	2nd Qtr. 2020	USD	385,000	5.1183	37,304
Non-deliverable forward	BRL	USD	3rd Qtr. 2020	USD	9,000	4.3210	(8,076)
Non-deliverable forward	BRL	USD	4th Qtr. 2020	USD	6,000	4.3314	(5,383)
Collar	BRL	USD	4th Qtr. 2020	USD	31,000	4.1847	(29,652)
Futures - B3	USD	BRL	2nd Qtr. 2020	USD	264,500	5.2022	3,695
							42,480

Subsidiaries
Non-deliverable forward	EUR	JPY	2nd Qtr. 2020	EUR	20,722	120.6453	(1,932)
Non-deliverable forward	EUR	USD	2nd Qtr. 2020	EUR	35,000	1.1071	(340)
Non-deliverable forward	EUR	RUB	2nd Qtr. 2020	EUR	16,966	88.4124	(702)
Collar	TRY	USD	2nd Qtr. 2020	USD	50,000	6.6750	(5,715)

Total Consolidated							33,791

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

   ii.    Operating income exposure

The derivative and non-derivative financial instruments designated as cash flow hedges for foreing exchange operating exposure on March 31, 2020 are set forth below:

03.31.20
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Average Rate	Fair value
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2020	USD	116,000	4.5399	(76,928)
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2020	USD	26,000	4.1759	(27,048)
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2020	USD	9,000	4.1090	(10,053)
Non-deliverable forward	EUR Exports	BRL	EUR	2nd Qtr. 2020	EUR	3,000	4.6502	(3,246)
Collar	USD Exports	BRL	USD	2nd Qtr. 2020	USD	546,000	4.2257	(494,211)
Collar	USD Exports	BRL	USD	3rd Qtr. 2020	USD	290,000	4.3123	(239,694)
Collar	USD Exports	BRL	USD	4th Qtr. 2020	USD	217,000	4.2467	(198,708)
Collar	USD Exports	BRL	USD	1st Qtr. 2021	USD	100,000	4.4835	(71,041)

								(1,120,929)

03.31.20
Cash flow hedge - Non-derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Average Rate	Fair value (1)
Parent company and consolidated
Bond BRF SA BRFSBZ5	USD Exports	-	USD	2nd Qtr. 2022	USD	109,312	2.0213	(405,754)
Bond BRF SA BRFSBZ3	USD Exports	-	USD	2nd Qtr. 2023	USD	150,000	2.0387	(474,000)

								(879,754)

(1)       Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

 iii.    Investments exposure

The non-derivative financial instruments designated as instruments for net investment hedge on March 31, 2020 are set forth below:

03.31.20
Net investment hedge - Non-derivative instruments	Protection (Investment)	Asset	Liability	Maturity	Notional		Rate	Fair value (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ4	Federal Foods LLC	-	USD	3rd Qtr. 2026	USD	75,673	3.7649	(88,370)
Bond - BRF SA BRFSBZ4	BRF Al Yasra Food	-	USD	3rd Qtr. 2026	USD	108,757	3.7649	(107,913)
Bond - BRF SA BRFSBZ4	Al Khan Foodstuff LLC	-	USD	3rd Qtr. 2026	USD	65,570	3.7649	(76,585)

								(272,868)

(1)       Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

24.4.3.   Commodities price risk

The financial instruments designated as cash flow hedges and fair value hedges for the commodities price exposure on March 31, 2020 are set forth below:

03.31.20
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Average rate (USD/Ton)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2020	19,985	ton	122.09	1,004
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2020	54,985	ton	123.25	65
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2020	9,997	ton	121.84	(63)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2021	9,997	ton	121.18	(687)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2020	29,937	ton	125.42	257
Non-deliverable forward - buy	Soybean purchase - floating price	Soybean - CBOT	2nd Qtr. 2020	14,000	ton	330.08	(283)
Non-deliverable forward - buy	Soybean purchase - floating price	Soybean - CBOT	3rd Qtr. 2020	5,001	ton	334.67	(211)
Collar - buy	Soybean purchase - floating price	Soybean - CBOT	2nd Qtr. 2020	11,009	ton	334.58	(253)
Collar - buy	Soybean purchase - floating price	Soybean - CBOT	3rd Qtr. 2020	4,001	ton	338.23	(182)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2020	99,954	ton	183.43	(25,392)
Collar - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2020	40,070	ton	151.07	(1,978)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2020	14,399	ton	665.01	(4,921)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2020	13,899	ton	652.45	(3,075)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2020	9,698	ton	629.06	(344)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	1st Qtr. 2021	2,499	ton	602.65	336
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2020	1,995	ton	652.86	(355)

							(36,082)

03.31.20
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Average rate (USD/Ton)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	2nd Qtr. 2020	7,992	ton	336.87	417
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	3rd Qtr. 2020	33,485	ton	339.56	2,730
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	4th Qtr. 2020	45,488	ton	340.34	4,236
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2021	5,998	ton	317.10	89
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2020	669,857	ton	157.55	74,314
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2020	403,349	ton	154.68	35,621
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2020	453,001	ton	156.39	36,860
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2021	255,547	ton	156.73	15,486
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2021	292,340	ton	152.75	6,905
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2021	31,892	ton	145.75	(84)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2020	126,345	ton	149.60	10,371
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2020	33,507	ton	709.30	(184)

							186,761

03.31.20
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities		Maturity	Notional		Average rate	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	USD	2nd Qtr. 2020	USD	127,114	4.2184	(125,655)
Non-deliverable forward	Cost in USD	BRL	USD	USD	3rd Qtr. 2020	USD	73,765	4.2976	(68,057)
Non-deliverable forward	Cost in USD	BRL	USD	USD	4th Qtr. 2020	USD	86,328	4.2973	(81,103)
Non-deliverable forward	Cost in USD	BRL	USD	USD	1st Qtr. 2021	USD	41,947	4.4752	(32,966)
Non-deliverable forward	Cost in USD	BRL	USD	USD	2nd Qtr. 2021	USD	44,654	4.8680	(19,500)
Non-deliverable forward	Cost in USD	BRL	USD	USD	3rd Qtr. 2021	USD	4,648	5.2500	(514)

									(327,795)

24.5.        Hedge accounting

24.5.1.   Designated relations

The Company formally designates its hedge accounting relations in compliance with CPC 48 / IFRS 09 and the Risk Policy, as disclosed in the annual financial statements for the year ended on December 31, 2019.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

24.5.2.    Gains and losses with hedge accounting instruments

The rollforward of the fair value of the instruments designated as hedge accounting is set forth below:

Parent company
03.31.20
		Cash flow hedge			Fair value hedge	Net investment hedge
	Interest	Foreign exchange		Commodities	Commodities	Foreign exchange
	Derivatives	Derivatives	Non-derivatives	Derivatives	Derivatives	Non-derivatives	Total

Fair value on 12.31.19	-	76,164	(576,877)	(33,711)	27,221	(66,818)	(574,021)

Settlement	(5,207)	222,852	-	32,242	11,575	-	261,462
Inventories	-	-	-	(9,331)	(170,285)	-	(179,616)
Other comprehensive income	(16,830)	(1,202,466)	(302,877)	(7,383)	-	(206,050)	(1,735,606)
Operating result - income	-	(216,048)	-	-	-	-	(216,048)
Operating result - cost	-	-	-	(17,899)	(9,545)	-	(27,444)
Financial result	3,765	(1,431)	-	-	-	-	2,334

Fair value on 03.31.20	(18,272)	(1,120,929)	(879,754)	(36,082)	(141,034)	(272,868)	(2,468,939)

Consolidated
03.31.20
	Cash flow hedge				Fair value hedge	Net investment hedge
	Interest	Foreign exchange		Commodities	Commodities	Foreign exchange
	Derivatives	Derivatives	Non-derivatives	Derivatives	Derivatives	Non-derivatives	Total

Fair value on 12.31.19	-	76,164	(576,877)	(33,711)	27,221	(66,818)	(574,021)

Settlement	(5,207)	222,852	-	32,040	11,575	-	261,260
Inventories	-	-	-	(8,702)	(170,285)	-	(178,987)
Other comprehensive income	(16,830)	(1,202,466)	(302,877)	(7,383)	-	(206,050)	(1,735,606)
Operating result - income	-	(216,048)	-	-	-	-	(216,048)
Operating result - cost	-	-	-	(18,326)	(9,545)	-	(27,871)
Financial result	3,765	(1,431)	-	-	-	-	2,334

Fair value on 03.31.20	(18,272)	(1,120,929)	(879,754)	(36,082)	(141,034)	(272,868)	(2,468,939)

24.6.        Derivative Financial Instruments

Summarized financial position of derivative financial instruments:

	Parent company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19

Asset
Designated as hedge accounting
Currency derivatives	11,440	166,729	11,440	166,729
Commodities derivatives	191,373	25,191	191,373	25,191
Not designated as hedge accounting
Currency derivatives	85,650	51,811	86,466	53,395
	288,463	243,731	289,279	245,315

Current assets	281,299	193,740	282,115	195,324
Non-current assets	7,164	49,991	7,164	49,991

Liabilities
Designated as hedge accounting
Currency derivatives	(1,460,164)	(73,417)	(1,460,164)	(73,417)
Commodities derivatives	(40,694)	(48,829)	(40,694)	(48,829)
Interest rate derivatives	(18,272)	-	(18,272)	-
Not designated as hedge accounting
Currency derivatives	(43,170)	(29,479)	(52,675)	(31,369)
	(1,562,300)	(151,725)	(1,571,805)	(153,615)

Current liabilities	(1,523,671)	(151,722)	(1,533,176)	(153,612)
Non-current liabilities	(38,629)	(3)	(38,629)	(3)

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

24.7.        Sensitivity analysis

The Management understands that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The scenarios below present the possible impacts of the financial instruments considering situations of increase and decrease in the selected risk factors. The amounts of exports used correspond to the notional amount of the financial instruments designated for hedge accounting.

The information used in the preparation of the analysis is based on the position as of March 31, 2020, which has been described in the items above. The future results may diverge significantly of the estimated values if the reality presents different than the considered premises. Positive values indicate gains and negative values indicate losses.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

Parity - R$ x USD		5.1987	4.6788	3.8990	6.4984	7.7981
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	(426,586)	(151,338)	261,535	(1,114,707)	(1,802,827)
Options - currencies	Devaluation of R$	(961,506)	(380,475)	330,512	(2,454,855)	(3,953,380)
Bonds	Devaluation of R$	(821,328)	(686,519)	(484,307)	(1,158,349)	(1,495,371)
Exports (object)	Appreciation of R$	1,895,654	1,101,314	70,364	3,922,276	5,954,073
Cost (object)	Appreciation of R$	313,766	117,018	(178,104)	805,635	1,297,505
Not designated as hedge accouting
NDF - Purchase	Appreciation of R$	30,949	(169,201)	(469,426)	531,324	1,031,699
NDF - Sale	Devaluation of R$	13,103	5,305	(6,392)	32,598	52,093
Options - currencies	Devaluation of R$	(27,871)	(11,755)	5,290	(68,161)	(108,451)
Future purchase - B3	Appreciation of R$	(935)	(138,440)	(344,699)	342,829	686,593
Net effect		15,246	(314,091)	(815,227)	838,590	1,661,934

Parity - R$ x EUR		5.7264	5.1538	4.2948	7.1580	8.5896
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	(3,229)	(1,511)	1,066	(7,523)	(11,818)
Exports (object)	Appreciation of R$	3,229	1,511	(1,066)	7,523	11,818
Not designated as hedge accouting
NDF - Purchase EUR x USD	Appreciation of EUR	(1,019)	(21,061)	(51,125)	49,087	99,192
NDF - Purchase EUR x RUB	Appreciation of EUR	(2,964)	(11,419)	(20,455)	26,681	68,480
NDF - Purchase	Appreciation of R$	34,288	(94,556)	(287,822)	356,398	678,508
Net effect		30,305	(127,036)	(359,402)	432,166	846,180

Price parity CBOT - Corn - USD/Ton		140.10	126.09	105.07	175.12	210.15
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Corn sale	Increase in the price of corn	171,981	325,367	555,446	(211,485)	(594,950)
Non-deliverable forward - Corn purchase	Decrease in the price of corn	(22,514)	(29,794)	(40,714)	(4,314)	13,886
Put	Increase in the price of corn	(10,149)	(18,961)	(32,177)	-	-
Corn options	Decrease in the price of corn	(1,782)	(4,577)	(8,768)	1,718	8,704
Cost (object)	Increase in the price of corn	(137,536)	(272,035)	(473,787)	214,081	572,360
Net effect		-	-	-	-	-

Price parity CBOT - Soybean meal - USD/Ton		122.87	110.58	92.15	153.59	184.31
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Soybeal meal purchase	Decrease in the price of soybean meal	114	(5,952)	(15,051)	15,279	30,444
Soybean meal options	Decrease in the price of soybean meal	-	(2,400)	(10,639)	11,194	24,927
Cost (object)	Increase in the price of soybean meal	(114)	8,352	25,690	(26,473)	(55,371)
Net effect		-	-	-	-	-

Price parity CBOT - Soybean - USD/Ton		323.39	291.05	242.55	404.24	485.09
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean sale	Increase in the price of soybean	7,186	22,815	46,259	(31,887)	(70,960)
NDF - Soybean purchase	Decrease in the price of soybean	(780)	(3,974)	(8,766)	7,206	15,192
Soybean options	Decrease in the price of soybean	(134)	(2,498)	(6,318)	4,879	11,245
Cost (object)	Increase in the price of soybean	(6,272)	(16,343)	(31,175)	19,802	44,523
Net effect		-	-	-	-	-

Price parity CBOT - Soybean oil - USD/Ton		610.22	549.20	457.67	762.78	915.33
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean oil purchase	Decrease in the price of soybean oil	(8,004)	(20,851)	(40,121)	24,113	56,229
Soybean oil options	Decrease in the price of soybean oil	(312)	(930)	(1,856)	666	2,210
Cost (object)	Increase in the price of soybean oil	8,316	21,781	41,977	(24,779)	(58,439)
Net effect		-	-	-	-	-

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

24.8.        Financial instruments by category

	Parent company
	03.31.20
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
Assets
Cash and bank	70,995	-	-	70,995
Cash equivalents	-	-	3,873,310	3,873,310
Marketable securities	-	-	322,674	322,674
Restricted cash	24,361	-	-	24,361
Trade accounts receivable	8,099,141	-	188,014	8,287,155
Other receivables	118,341	-	-	118,341
Derivatives not designated	-	-	85,650	85,650
Derivatives designated as hedge accounting (1)	-	-	202,813	202,813

Liabilities
Trade accounts payable	(5,808,969)	-	-	(5,808,969)
Supply chain finance	(927,409)	-	-	(927,409)
Loans and financing (2)	(20,089,239)	-	-	(20,089,239)
Derivatives not designated	-	-	(43,170)	(43,170)
Derivatives designated as hedge accounting (1)	-	-	(1,519,130)	(1,519,130)
	(18,512,779)	-	3,110,161	(15,402,618)

(1)       All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.

(2)       All loans and financing are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

	Parent company
	12.31.19
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Fair value through other comprehensive income
Assets
Cash and bank	170,902	-	-	170,902
Cash equivalents	-	-	1,198,078	1,198,078
Marketable securities	-	-	411,885	411,885
Restricted cash	296,294	-	-	296,294
Trade accounts receivable	5,878,791	-	225,941	6,104,732
Other receivables	120,234	-	-	120,234
Derivatives not designated	-	-	51,811	51,811
Derivatives designated as hedge accounting (1)	-	-	191,920	191,920

Liabilities
Trade accounts payable - Restated	(5,283,109)	-	-	(5,283,109)
Supply chain finance	(842,037)	-	-	(842,037)
Loans and financing (2)	(16,429,004)	-	-	(16,429,004)
Derivatives not designated	-	-	(29,479)	(29,479)
Derivatives designated as hedge accounting (1)	-	-	(122,246)	(122,246)
	(16,087,929)	-	1,927,910	(14,160,019)

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

	Consolidated
	03.31.20
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	3,018,852	-	-	-	3,018,852
Cash equivalents	-	-	-	4,942,135	4,942,135
Marketable securities	332,986	33,466	22,236	324,567	713,255
Restricted cash	24,361	-	-	-	24,361
Trade accounts receivable	2,782,241	-	-	188,014	2,970,255
Other receivables	120,693	-	-	-	120,693
Derivatives not designated	-	-	-	86,466	86,466
Derivatives designated as hedge accounting (1)	-	-	-	202,813	202,813

Liabilities
Trade accounts payable	(6,463,773)	-	-	-	(6,463,773)
Supply chain finance	(927,409)	-	-	-	(927,409)
Loans and financing (2)	(23,004,707)	-	-	-	(23,004,707)
Derivatives not designated	-	-	-	(52,675)	(52,675)
Derivatives designated as hedge accounting (1)	-	-	-	(1,519,130)	(1,519,130)
	(24,116,756)	33,466	22,236	4,172,190	(19,888,864)

(1)       All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.

(2)       All loans and financing are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

	Consolidated
	12.31.19
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	2,289,787	-	-	-	2,289,787
Cash equivalents	-	-	-	1,947,998	1,947,998
Marketable securities	265,783	26,678	19,285	413,788	725,534
Restricted cash	296,294	-	-	-	296,294
Trade accounts receivable	2,811,902	-	-	225,941	3,037,843
Other receivables	123,877	-	-	-	123,877
Derivatives not designated	-	-	-	53,395	53,395
Derivatives designated as hedge accounting	-	-	-	191,920	191,920

Liabilities
Trade accounts payable - Restated	(5,796,766)	-	-	-	(5,796,766)
Supply chain finance	(842,037)	-	-	-	(842,037)
Loans and financing	(18,620,279)	-	-	-	(18,620,279)
Derivatives not designated	-	-	-	(31,369)	(31,369)
Derivatives designated as hedge accounting	-	-	-	(122,246)	(122,246)
	(19,471,439)	26,678	19,285	2,679,427	(16,746,049)

24.9.        Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»   Level 1 – Uses prices quoted (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, credit linked notes, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;

»   Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates; and

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

»   Level 3 – Instruments whose significant inputs are non-observable. The Company does not have financial instruments in this classification.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the period ended on March 31, 2020, there were no changes between the 3 levels of hierarchy.

	Parent company
	03.31.20			12.31.19
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	69,966	-	69,966	70,515	-	70,515
Term deposits	331,125	-	331,125	254,583	-	254,583
Bank deposit certificates	-	3,468,565	3,468,565	-	869,473	869,473
Financial treasury bills	307,184	-	307,184	396,994	-	396,994
Investment funds	19,144	-	19,144	18,398	-	18,398
Trade accounts receivable	-	188,014	188,014	-	225,941	225,941
Derivatives	-	288,463	288,463	-	243,731	243,731
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(1,562,300)	(1,562,300)	-	(151,725)	(151,725)
	727,419	2,382,742	3,110,161	740,490	1,187,420	1,927,910

	Consolidated
	03.31.20			12.31.19
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Credit linked notes	22,236	-	22,236	19,285	-	19,285
Stocks	33,466	-	33,466	26,678	-	26,678
Fair value through profit and loss
Savings account and overnight	1,089,474	-	1,089,474	689,874	-	689,874
Term deposits	364,986	-	364,986	374,859	-	374,859
Bank deposit certificates	-	3,484,021	3,484,021	-	879,758	879,758
Financial treasury bills	307,184	-	307,184	396,994	-	396,994
Investment funds	21,037	-	21,037	20,301	-	20,301
Trade accounts receivable	-	188,014	188,014	-	225,941	225,941
Derivatives	-	289,279	289,279	-	245,315	245,315
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(1,571,805)	(1,571,805)	-	(153,615)	(153,615)
	1,838,383	2,389,509	4,227,892	1,527,991	1,197,399	2,725,390

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based in prices observed in active markets, level 1 of the fair value hierarchy, the debentures are based in level 2 and are measured by discounted cash flows.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

	Parent company and Consolidated
		03.31.20		12.31.19
	Maturity	Book value	Fair value	Book value	Fair value
BRF bonds
BRF SA BRFSBZ5	2022	(574,259)	(575,335)	(435,934)	(460,606)
BRF SA BRFSBZ4	2024	(2,731,800)	(2,531,408)	(2,086,169)	(2,191,726)
BRF SA BRFSBZ3	2023	(1,798,876)	(1,664,554)	(1,370,446)	(1,427,754)
BRF SA BRFSBZ2	2022	(1,903,901)	(1,844,912)	(1,492,653)	(1,559,476)
BRF SA BRFSBZ4 7/8	2030	(3,894,414)	(3,324,923)	(3,022,773)	(3,160,573)
Debentures	2030	(771,065)	(809,157)	(755,760)	(832,213)
Parent company		(11,674,315)	(10,750,289)	(9,163,735)	(9,632,348)

BRF GmbH bonds
BRF SA BRFSBZ4	2026	(2,553,123)	(2,248,856)	(1,999,509)	(2,101,175)
Consolidated		(14,227,438)	(12,999,145)	(11,163,244)	(11,733,523)

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

25.      SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information are elaborated considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products whose characteristics are described below:

»   Poultry: production and sale of whole poultry and in-natura cuts.

»   Pork and other: production and sale of in-natura cuts.

»   Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.

»   Other sales: sale of flour for food service and others.

Other segments are divided into commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness), as well as commercialization of agricultural products.

The net sales for each reportable operating segment is set forth below:

	Consolidated
Net sales	January to March 2020	January to March 2019
Brazil
In-natura	1,257,087	1,099,148
Poultry	970,036	885,405
Pork and other	287,051	213,743
Processed	3,392,804	2,837,246
Other sales	5,263	4,073
	4,655,154	3,940,467

International
In-natura	3,453,261	2,636,198
Poultry	2,970,686	2,409,017
Pork and other	482,575	227,181
Processed	511,121	501,913
Other sales	51,321	55,760
	4,015,703	3,193,871

Other segments	278,208	224,912
	8,949,065	7,359,250

The operating income (loss) for each segment is set forth below:

	Consolidated
	January to March 2020	January to March 2019
Brazil	363,879	66,608
International	440,648	125,466
Other segments	37,529	(26)
Sub total	842,056	192,048
Corporate	(287,377)	(33,850)
	554,679	158,198

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

The items presented above as Corporate refers to relevant events not attributable to the normal course of business neither to the operating segments. For the three-month period ended on March 31, 2020, the main events were: R$12,301 (R$11,113 in the same period of the previous year) of expenses related to investigations involving the Company (note 1.2), R$204,436 referring to the agreement related to the class action in the United States (note 1.3) and, R$42,475 (R$7,708 in the same period of the previous year) related to civil and tax contingencies.

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the three-month period ended on March 31, 2020 and 2019.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	03.31.20	12.31.19	03.31.20	12.31.19	03.31.20	12.31.19
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,800,548	1,562,104	368,266	339,784	2,168,814	1,901,888
	2,952,046	2,713,602	1,350,744	1,322,262	4,302,790	4,035,864

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s administration, which makes investment decisions and determine allocation of resources consolidated.

26.      NET SALES

	Parent company		Consolidated
	January to March 2020	January to March 2019	January to March 2020	January to March 2019
Gross sales
Brazil	5,766,298	4,882,052	5,766,298	4,882,120
International	2,553,143	2,265,731	4,267,065	3,455,969
Other segments	291,633	259,823	307,294	249,077
	8,611,074	7,407,606	10,340,657	8,587,166

Sales deductions
Brazil	(1,111,144)	(941,653)	(1,111,144)	(941,653)
International	(23,948)	(24,955)	(251,362)	(262,098)
Other segments	(26,937)	(23,052)	(29,086)	(24,165)
	(1,162,029)	(989,660)	(1,391,592)	(1,227,916)

Net sales
Brazil	4,655,154	3,940,399	4,655,154	3,940,467
International	2,529,195	2,240,776	4,015,703	3,193,871
Other segments	264,696	236,771	278,208	224,912
	7,449,045	6,417,946	8,949,065	7,359,250

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

27.      OTHER OPERATING INCOME (EXPENSES), NET

	Parent company		Consolidated
	January to March 2020	January to March 2019	January to March 2020	January to March 2019
Recovery of expenses (1)	78,478	7,810	78,688	8,997
Provision reversal	-	13,723	-	13,728
Scrap sales	2,693	2,997	2,774	3,616
Provision for civil and tax risks	(42,475)	(7,158)	(42,475)	(7,708)
Other employees benefits	(7,436)	(7,458)	(7,436)	(7,456)
Insurance claims costs	(3,685)	(11,500)	(1,689)	(12,784)
Net gains (losses) from the disposals of property, plant, equipment and investments	(9,770)	10,245	(10,876)	9,120
Employee participation and bonuses	(49,525)	(49,811)	(46,644)	(57,612)
Demobilization expenses	(3,755)	(8,783)	(4,258)	(10,983)
Expenses with investigations and class action (2)	(194,983)	(11,113)	(197,380)	(11,113)
Expected credit losses in other receivables	(3,093)	-	(3,465)	-
Other	2,220	(26,444)	(5,792)	(4,481)
	(231,331)	(87,492)	(238,553)	(76,676)

(1)       Includes recovery of PIS and COFINS taxes on marketing, rebates e benefit expenses in the amount of R$73,957.

(2)       Includes provision for class action agreement (note 1.3).

28.      FINANCIAL INCOME (EXPENSES), NET

		Parent company		Consolidated
	Note	January to March 2020	Restated (1) January to March 2019	January to March 2020	Restated (1) January to March 2019
Financial income		106,777	79,894	112,878	86,061
Interest on cash and cash equivalents	4	21,034	36,864	29,555	34,550
Revenues from marketable securities	5	19,443	18,490	16,587	26,536
Fair value throught other comprehensive income		-	-	211	171
Fair value throught profit and loss		3,754	4,504	3,411	4,504
Amortized cost		15,689	13,986	12,965	21,861
Interest on recoverable taxes	9	56,597	17,604	56,636	17,670
Interest on other assets		9,703	6,936	10,100	7,305
Financial expenses		(614,740)	(512,102)	(569,350)	(503,260)
Interest on loans and financing	15	(277,833)	(289,026)	(314,493)	(333,571)
Interest with related parties	30	(80,761)	(38,398)	-	-
Interest on contingencies	21	(66,043)	(18,954)	(66,898)	(19,799)
Interest on leases	18	(48,246)	(45,546)	(52,369)	(50,056)
Interest on other liabilities		1,404	(5,355)	1,407	16,335
Adjustment to present value	6 e 16	(90,788)	(67,490)	(90,941)	(68,458)
Other		(52,473)	(47,333)	(46,056)	(47,711)

Monetary, exchange and derivative results, net		(3,813,529)	(144,281)	(149,997)	(31,066)
Exchange rate variation on monetary assets and liabilities		(4,854,470)	(91,458)	(1,198,934)	35,691
Derivative results		1,040,941	(52,823)	1,048,937	(66,757)

		(4,321,492)	(576,489)	(606,469)	(448,265)

(1)       The comparative period was restated for better disclosure of exchange variations effects and derivative results.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

29.      STATEMENT OF INCOME BY NATURE

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

	Parent company		Consolidated
	January to March 2020	January to March 2019	January to March 2020	January to March 2019
Costs of sales
Raw materials and consumables (1)	3,907,899	3,436,072	4,675,317	3,926,507
Salaries and employees benefits	931,251	863,129	945,168	875,397
Depreciation	415,604	415,224	452,231	444,673
Amortization	13,685	16,345	28,345	29,190
Others	560,470	539,054	595,027	566,413
	5,828,909	5,269,824	6,696,088	5,842,180

Sales expenses
Indirect and direct logistics expenses	515,533	413,498	583,717	498,420
Marketing	117,066	88,025	154,095	139,425
Salaries and employees benefits	249,235	249,871	318,150	312,741
Depreciation	30,881	25,938	53,580	44,419
Amortization	13,719	14,988	19,959	20,335
Others	106,133	108,171	154,833	119,955
	1,032,567	900,491	1,284,334	1,135,295

Administrative expenses
Salaries and employees benefits	40,180	42,380	70,222	70,377
Fees	11,863	6,261	11,863	6,261
Depreciation	6,311	4,575	9,497	6,102
Amortization	7,599	6,392	8,208	8,427
Others	21,328	32,072	42,770	50,062
	87,281	91,680	142,560	141,229

(1)       Includes abnormal losses to production chain.

The Company incurred in expenses of R$16,314 in the parent company and in the consolidated for the three-month ended on March 31, 2020 (R$14,665 for the same period of the previous year) with internal research and development of new products.

30.      RELATED PARTIES – PARENT COMPANY

In the normal course of business, rights and obligations arise between related parties, resulting from transactions of sale and purchase of products, as well as from financial operations.

The Company holds a Related Parties Transactions Policy, which was reviewed and approved by the Board of Executive Officers, which applies to all subsidiaries of the group.

The policy mentioned above provides the conditions that must be observed for the realization of a transaction between related parties, as well as establishes approval hierarchies according to the value and nature of the transactions involved. The policy also foresees situations of conflict of interests and how they must be conducted.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

30.1.        Transactions and balances

The balances of the transactions with related parties registered in the statement of financial position of the Parent Company are as follows:

	Accounts receivable		Dividends and interest on the shareholders' equity receivable		Loans		Trade accounts payable		Other rights		Other obligations
	03.31.20	12.31.19	03.31.20	12.31.19	03.31.20	12.31.19	03.31.20	12.31.19	03.31.20	12.31.19	03.31.20		12.31.19

Al-Wafi Food Products Factory LLC	-	-	-	-	-	-	-	-	30	30	-		(927)
Banvit	-	-	-	-	-	-	-	-	338	1,094	-		-
BRF Energia S.A.	-	-	-	-	-	-	(8,629)	(6,376)	-	-	-		-
BRF Foods GmbH	800,723	833,062	-	-	-	-	-	-	-	-	-		-
BRF Foods GmbH - Branch	-	-	-	-	-	-	-	-	1,305	1,296	(2,235)		(1,733)
BRF Foods LLC	-	-	-	-	-	-	-	-	479	466	(2)		(2)
BRF Global GmbH	6,362,487	3,843,949	-	-	-	-	-	-	-	-	(8,261,853)	(1)	(4,049,636)
BRF GmbH	-	-	-	-	-	-	-	-	1,913	1,520	(1,657,216)	(2)	(1,311,123)
BRF Pet S.A.	521	800	-	-	-	-	-	(16)	196	167	-		-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	-	-	305	234	-	-			-		-
Federal Foods Qatar	-	-	-	-	-	-	-	-	-	-	-		(141)
FFM Further	-	-	-	-	-	-	-	-	70	70	-		-
Highline International Ltd.	-	-	-	-	-	-	-	-	-	-	(9,481)		(7,351)
One Foods Holdings	-	-	-	-	-	-	-	-	7,304	5,662	-		-
Perdigão International Ltd.	-	-	-	-	-	-	-	-	-	-	(1,167,370)	(1)	(905,550)
PSA Laboratório Veterinário Ltda.	-	-	396	396	-	-	-	-	-	-	-		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	-	-	(10,316)		(11,159)
Sadia Chile S.A.	150,283	99,095	-	-	-	-	-	-	-	-	-		-
Sadia Uruguay S.A.	15,078	3,096	-	-	-	-	-	-	-	-	(31,326)		(36,598)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	22	22	-	-	-	-	-	-	-		-
Total	7,329,092	4,780,002	418	418	305	234	(8,629)	(6,392)	11,635	10,305	(11,139,799)		(6,324,220)

(1)       The amount corresponds to export pre-payment, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.

(2)       Exercising its power as parent Company, BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

	Revenue		Financial results, net		Purchases
	January to March 2020	January to March 2019	January to March 2020	January to March 2019	January to March 2020	January to March 2019

Avex S.A.	-	1,439	-	-	-	-
BRF Energia S.A.	-	-	-	-	(71,216)	(59,189)
BRF Foods GmbH	45,780	61,728	-	-	-	-
BRF Global GmbH	2,613,598	2,083,080	(65,132)	(24,898)	-	-
BRF Pet S.A.	1,170	384	-	-	(29)	(5)
Campo Austral	-	1,448	-	-	-	-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	3	-	-	-
Perdigão International Ltd.	-	-	(14,795)	(13,500)	-	-
Sadia Alimentos S.A.	-	-	(195)	-	-	-
Sadia Chile S.A.	32,581	12,031	-	-	-	(46)
Sadia Uruguay S.A.	9,443	10,198	(642)	-	-	-
Total	2,702,572	2,170,308	(80,761)	(38,398)	(71,245)	(59,240)

The Company enters into loan agreements with its subsidiaries pursuant its cash management strategy. As of March 31, 2020, the balances of these transactions were R$2,318,933 (R$1,808,320 as of December 31, 2019) with a weighted average rate of 4.43% p.a. (4.43% p.a. as of December 31, 2019).

30.2.        Other Related Parties

The Company leased properties owned by BRF Previdência, for the three-month ended March 31, 2020, the total amount paid as rent was of R$4,882 (R$4,231 as of March 31, 2019).

Due to the acquisition of biodigesters from Instituto Sadia de Sustentabilidade, the Company recorded a payable to this entity of R$2,415 on March 31, 2020 (R$3,053 as of December 31, 2019) included in Other Liabilities.

30.3.        Granted guarantees

The Company recorded a liability in the amount of R$668 (R$844 as of December 31, 2019) related to the fair value of the guarantees offered to BNDES concerning a loan made by Instituto Sadia de Sustentabilidade.

The Company is the guarantor of loans related to a special program that aims the local development and were obtained by outgrowers in the central region of Brazil. The proceeds of such loans are utilized by the outgrowers to improve farm conditions and will be paid by them in 10 years, taking as collateral the land and equipment acquired through this program. The value of these guarantees on March 31, 2020 totaled R$7,683 (R$12,949 as of December 31, 2019).

30.4.        Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	January to March 2020	January to March 2019
Salary and profit sharing	11,967	9,970
Short term benefits (1)	119	17
Private pension	307	122
Post-employment benefits	-	47
Termination benefits	2,964	4,685
Share-based payment	4,034	1,828
	19,391	16,669

(1)       Comprises: medical assistance, educational expenses and others.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

In addition, the executive officers received among remuneration and benefits the total amount of R$4,600 for the three-month period ended on March 31, 2020 (R$13,821 for the three-month period ended on March 31, 2019).

31.      COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

	Parent company	Consolidated
	03.31.20	03.31.20
Current	4,879,242	5,178,816
Non-current	2,419,115	2,458,194
April to december 2021	987,525	1,008,232
2022	488,114	506,486
2023	208,247	208,247
2024	190,505	190,505
2025 onwards	544,724	544,724
	7,298,357	7,637,010

32.      TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the period ended March 31, 2020:

(i)    Capitalized loan interest: to the period ended March 31, 2020 amounted to R$4,058 in the parent company and consolidated (R$5,302 in the parent company and R$5,324 in the consolidated as of March 31, 2019).

(ii)   Addition of lease by right-of-use assets and respective lease liability: for the period ended March 31, 2020, amounted to R$150,409 in the parent company and R$206,137 in consolidated (R$2,164,730 in the parent company and R$2,405,128 in consolidated as of March 31, 2019).

33.      SUBSEQUENT EVENTS

On August 20, 2019, the Company’s wholly-owned subsidiary Badi Limited executed a Share Purchase Agreement with Al Takamul International Company for Commercial Investment Limited for the purchase of the remaining 25% of the capital stock that it did not own in Al Wafi Al Takamul International Company for Food Products Limited (“Wafi”), a company incorporated in the Kingdom of Saudi Arabia responsible for distributing BRF products in that country. The transaction closed on April 21, 2020 for an amount equivalent to R$100,390 thousand (USD19,000 thousand), at which point Wafi became a wholly-owned subsidiary of Badi Limited.

On May 07, 2020, the Company executed a share purchase agreement with Hungry Bunny Limited and others, establishing the terms and conditions for the acquisition of 100% of the capital stock of Joody Al Sharqiya Food Production Factory, a food processing company in Saudi Arabia. The transaction considered an enterprise value equivalent to R$46,100 (USD8,000). The closing of this transaction is subject to the satisfaction of conditions precedent applicable to transactions of this nature, including the approval by regulatory authorities.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

34.      APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The interim financial information was approved and the issuance authorized by the Board of Directors on May 08, 2020.

BOARD OF DIRECTORS

Chairman (Independent)	Pedro Pullen Parente
Vice-Chairman (Independent)	Augusto Marques da Cruz Filho
Independent Member	Dan Ioschpe
Independent Member	Flavia Buarque de Almeida
Independent Member	Flavia Maria Bittencourt
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	José Luiz Osório de Almeida Filho
Independent Member	Luiz Fernando Furlan
Independent Member	Marcelo Feriozzi Bacci
Independent Member	Roberto Rodrigues

FISCAL COUNCIL

Chairman	Attílio Guaspari
Member	Maria Paula Soares Aranha
Member	André Vicentini

AUDIT COMITTEE

Comittee Coordinator (Independent)	Augusto Marques da Cruz Filho
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	Marcelo Feriozzi Bacci

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Lorival Nogueira Luz Júnior
Vice-President of Finance and Investor Relations	Carlos Alberto Bezerra de Moura
Vice-President of Operations and Procurement Officer	Vinícius Guimarães Barbosa
Vice-President of Commercial Brazil Market	Sidney Rogério Manzaro
Vice-President of Human Resources and Shared Services	Alessandro Rosa Bonorino
Vice-President of Strategy, Managing and Innovation	Rubens Fernandes Pereira
Vice-President of Quality and Sustainability	Neil Hamilton dos Guimarães Peixoto Jr.
Vice-President of Sales & Operations Planning and Supply Chain	Leonardo Campo Dallorto

Marcos Roberto Badollato	Joloir Nieblas Cavichini
Accounting Director	Accountant – CRC 1SP257406/O-5

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

COMENTARY ABOUT THE COMPANY PROJECTIONS BEHAVIOUR

In the twelve-month period ended December 31, 2019, Company's net leverage, as measured by the Net Debt / Adjusted EBITDA ratio, reached 2.50x.

The projections initially disclosed on June 29, 2018 for the fiscal year ending December 31, 2019 were replaced on February 7, 2019, on June 3, 2019, on August 9, 2019 and finally on November 8, 2019. Following the completion of the Monetization Plan, the Company revised the net leverage guidance indicator to approximately 2.75X at the end of 2019 and maintained its guidance of approximately 2.65x for 2020. On March 3, 2020 the Company revised the net leverage guidance to a range between 2.35 - 2.75x for the year 2020.

BREAKDOWN OF THE CAPITAL BY OWNER (NOT REVIEWED)

The shareholding position of the shareholders holders of more than 5% of the voting stock, management, members of the Board of Directors is presented below:

	03.31.20		12.31.19
Shareholders	Quantity	%	Quantity	%
Major shareholders
Fundação Petrobras de Seguridade Social - Petros (1)	92,716,266	11.41	92,716,266	11.41
Caixa de Previd. dos Func. do Banco do Brasil (1)	76,974,752	9.47	76,974,752	9.47
Management
Board of Directors	6,474,420	0.80	6,474,420	0.80
Executives	236,338	0.03	236,338	0.03
Treasury shares	713,446	0.09	713,446	0.09
Other	635,358,024	78.20	635,358,024	78.20
	812,473,246	100.00	812,473,246	100.00

(1)       The pension funds are controlled by employees that participate in the respective companies.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

BRF S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (“Company”) contained in the Quarterly Information Form - ITR for the quarter ended March 31, 2020, which comprises the statement of financial position as of March 31, 2020 and the respective statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company's management is responsible for the preparation of this individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis of matter

We draw attention to explanatory note 1.2 to the individual and consolidated interim financial information, which describe the investigations involving the Company, as well as their current and potential developments. In the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and of their potential developments and, consequently, to record potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our conclusion is unmodified in respect of this matter.

Other matters

Statements of Value Added

The individual and consolidated interim financial information referred above includes the statements of value added, individual and consolidated, for the three-month period ended March 31, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the review procedures followed together with the review of the Quarterly Information, with the objective to conclude whether these statements were conciliated to the individual and consolidated interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated statements of Value Added has not been prepared, in all material respects, according to the criteria defined in this pronouncement and consistent with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 8, 2020

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Guilherme Nunes

Accountant CRC 1SP195631/O-1

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

OPINION OF THE AUDIT COMMITTEE

The Audit Committee of BRF S.A., in fulfilling its statutory and legal duties, reviewed:

(i)               the interim financial information (parent company and consolidated) for the three-month period ended on March 31, 2020;

(ii)              the Management Report; and

(iii)            the review report issued without modification by KPMG Auditores Independentes.

Based on the documents reviewed and on the explanations provided, the members of the Audit Committee, undersigned, issued an opinion for the approval of the interim financial information for the three-month period ended on March 31,2020.

São Paulo, May 8, 2020.

Augusto Marques da Cruz Filho

Coordinator (Independent)

Ivandré Motiel da Silva

Non-Independent member

Marcelo Feriozzi Bacci

Independent member

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020

STATEMENT OF EXECUTIVE BOARD ON THE INTERIM FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF S.A., states:

(i)               reviewed, discussed and agreed with the Company's interim financial information for the three-month period ended on March 31, 2020, and

(ii)              reviewed, discussed and agreed with conclusions expressed in the review report issued by KPMG Auditores Independentes for the Company's interim financial information for the three-month period ended on March 31, 2020.

São Paulo, May 8, 2020.

Lorival Nogueira Luz Júnior

Global Chief Executive Officer

Carlos Alberto Bezerra de Moura

Vice President of Finance and Investor Relations

Vinícius Guimarães Barbosa

Vice-President of Operations and Procurement Officer

Sidney Rogério Manzaro

Vice-President of Commercial Brazil Market

Alessandro Rosa Bonorino

Vice-President of Human Resources and Shared Services

Rubens Fernandes Pereira

Vice-President of Strategy, Managing and Innovation

Neil Hamilton dos Guimarães Peixoto Jr.

Vice-President of Quality and Sustainability

Leonardo Campo Dallorto

Vice-President of Sales & Operations Planning and Supply Chain

BRF S.A. | INTERIM FINANCIAL INFORMATION - March 31, 2020